The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell, nor do this preliminary prospectus supplement and the accompanying prospectus seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-163233

Subject to completion, dated February 23, 2010

Preliminary Prospectus Supplement
To Prospectus dated December 24, 2009

15,000,000 shares

ArvinMeritor, Inc.

Common stock

We are offering 15,000,000 shares of our common stock, par value $1 per share.

Our common stock is listed on the New York Stock Exchange under the symbol “ARM.” The last reported sale price of our common stock on the New York Stock Exchange on February 19, 2010 was $10.50 per share.

	Per share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 2,250,000 shares from us on the same terms and conditions as set forth above if the underwriters sell more than 15,000,000 shares of our common stock in this offering. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $      and the total proceeds, before expenses, to us will be $     .

Investing in our common stock involves certain risks. See “Risk factors” beginning on page S-17 of this prospectus supplement and the risk factors contained in the accompanying prospectus and in the documents incorporated by reference in the accompanying prospectus. You should carefully consider the risk factors described in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference in the accompanying prospectus before you decide to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on          , 2010.

J.P. Morgan	Citi	UBS Investment Bank

BNP PARIBAS	Comerica Securities	RBS

The date of this prospectus supplement is          , 2010.

Prospectus supplement

Prospectus

About This Prospectus	2
Where You Can Find More Information	2
Documents Incorporated by Reference	2
Cautionary Statement	3
Our Company	4
Risk Factors	4
Use Of Proceeds	4
Consolidated Ratio of Earnings to Fixed Charges	5
Description of Debt Securities	5
Description of Capital Stock	13
Description of The Warrants	18
Plan of Distribution	19
Legal Matters	22
Experts	22

In making your investment decision, you should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus filed by us with the Securities and Exchange Commission (“SEC”). We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any such free writing prospectus is accurate as of any date other than the date of the document or that the information we have filed and will file with the SEC that is incorporated by reference in the accompanying prospectus is accurate as of any date other than the filing date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates.

About this prospectus supplement

This prospectus supplement is a supplement to the accompanying prospectus, dated December 24, 2009, that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC using the SEC’s shelf registration rules. In this prospectus supplement, we provide you with specific information about the terms of this offering of our common stock. Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds to, updates and changes some of the information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made or incorporated by reference prior to the date hereof in the accompanying prospectus, the statements made or incorporated by reference prior to the date hereof in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

Before you invest in our common stock, you should read the registration statement of which this document forms a part and this document, including the documents incorporated by reference in the accompanying prospectus that are described under the caption “Documents Incorporated by Reference” in the accompanying prospectus.

This prospectus supplement, including the accompanying prospectus and the incorporated documents, includes trademarks, service marks and trade names owned by us or other companies. All such trademarks, service marks and trade names are the property of their respective owners.

References in this prospectus supplement to “ArvinMeritor, Inc.,” “ArvinMeritor,” the “company,” “we,” “us” and “our” are to ArvinMeritor, Inc., its subsidiaries and its predecessors, unless the context indicates otherwise. The term “you” refers to a prospective investor.

Cautionary statement

This prospectus supplement, the accompanying prospectus, the documents that are incorporated by reference in the accompanying prospectus and any free writing prospectuses filed by us with the SEC may contain statements relating to our future results (including certain projections and business trends) that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “estimate,” “should,” “are likely to be,” “will” and similar expressions. There are risks and uncertainties as well as potential substantial costs relating to our announced plans to divest the body systems business of LVS and any of the strategic options under which to pursue such divestiture. In the case of any sale of all or a portion of the business, these risks and uncertainties include the timing and certainty of completion of any sale, the terms upon which any purchase and sale agreement may be entered into (including potential substantial costs) and whether closing conditions (some of which may not be within our control) will be met. In the case of any shut down of portions of the business, these risks and uncertainties include the amount of substantial severance and other payments as well as the length of time we will continue to have to operate the business, which is likely to be longer than in a sale scenario. There is also a risk of loss of customers of this business due to the uncertainty as to the future of this business. In addition, actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to global economic and market cycles and conditions, including the recent global economic crisis; the demand for commercial, specialty and light vehicles for which we supply products; availability and sharply rising costs of raw materials, including steel; risks inherent in operating abroad (including foreign currency exchange rates and potential disruption of production and supply due to terrorist attacks or acts of aggression); whether our liquidity will be affected by declining vehicle production volumes in the future; original equipment manufacturer (OEM) program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of our company, our suppliers and customers, including potential disruptions in supply of parts to our facilities or demand for our products due to work stoppages; the financial condition of our suppliers and customers, including potential bankruptcies; possible adverse effects of any future suspension of normal trade credit terms by our suppliers; potential difficulties competing with companies that have avoided their existing contracts in bankruptcy and reorganization proceedings; successful integration of acquired or merged businesses; the ability to achieve the expected annual savings and synergies from past and future business combinations and the ability to achieve the expected benefits of restructuring actions; success and timing of potential divestitures; potential impairment of long-lived assets, including goodwill; potential adjustment of the value of deferred tax assets; competitive product and pricing pressures; the amount of our debt; our ability to continue to comply with covenants in our financing agreements; our ability to access capital markets; credit ratings of our debt; the outcome of existing and any future legal proceedings, including any litigation with respect to environmental or asbestos-related matters; the outcome of actual and potential product liability, warranty and recall claims; rising costs of pension and other postretirement benefits; and possible changes in accounting rules; as well as other substantial costs, risks and uncertainties, including but not limited to those detailed herein and from time to time in our other filings with the SEC. See also the following portions of our Annual Report on Form 10-K, as amended, for the year ended September 27, 2009: Item 1. Business, “Customers; Sales and Marketing”; “Competition”; “Raw Materials and Suppliers”; “Divestitures and Restructuring”; “Employees”; “Environmental Matters”; “International Operations”; and “Seasonality; Cyclicality”; Item 1A. Risk Factors; Item 3. Legal Proceedings; and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and see also the following portions of our Quarterly Report on Form 10-Q for the quarter ended January 3, 2010: Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Part I, Item 3. Quantitative and Qualitative Disclosures about Market Risk; Part II, Item 1. Legal Proceedings; and Part II, Item 1A. Risk Factors. These forward-looking statements are made only as of the date thereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

Summary

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information about us and this offering. This summary may not contain all of the information that may be important to you. You should read carefully all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the information set forth under the caption “Risk factors” in this prospectus supplement, as well as our consolidated financial statements and the related notes thereto incorporated by reference in the accompanying prospectus, before making a decision to invest in our common stock.

Our company

We are a premier global supplier of a broad range of integrated systems, modules and components to original equipment manufacturers (“OEMs”) and the aftermarket for the commercial vehicle, transportation and industrial sectors. We serve commercial truck, trailer, off-highway, military, bus and coach and other industrial OEMs and certain aftermarkets, and light vehicle OEMs. Our principal products are axles, undercarriages, drivelines, brakes and braking systems, and roofs and door systems. ArvinMeritor was incorporated in Indiana in 2000 in connection with the merger of Meritor Automotive, Inc. (“Meritor”) and Arvin Industries, Inc. Our executive offices are located at 2135 West Maple Road, Troy, Michigan 48084. Our telephone number is (248) 435-1000.

Our fiscal year ends on the Sunday nearest September 30. Fiscal year 2009 ended on September 27, 2009, fiscal year 2008 ended on September 28, 2008 and fiscal year 2007 ended on September 30, 2007. The first quarter of fiscal years 2010 and 2009 ended on January 3, 2010 and December 28, 2008, respectively. All year and quarter references relate to our fiscal year and fiscal quarters, unless otherwise stated. For ease of presentation, September 30, December 31, March 31 and June 30 are sometimes used in this prospectus supplement to represent our fiscal year end, fiscal first quarter end, fiscal second quarter end and fiscal third quarter end, respectively.

We serve a broad range of customers worldwide, including medium- and heavy-duty truck OEMs, specialty vehicle manufacturers, certain aftermarkets, trailer producers and light vehicle OEMs. Our total sales from continuing operations in fiscal year 2009 were $4.1 billion. Our ten largest customers accounted for approximately 59 percent of fiscal year 2009 sales from continuing operations. Sales from operations outside the United States accounted for approximately 61 percent of total sales from continuing operations in fiscal year 2009. Our continuing operations also participated in 9 unconsolidated joint ventures, which we accounted for under the equity method of accounting and that generated revenues of approximately $929 million in fiscal year 2009.

Corporate Transformation Activity

After significant strategic review, we announced in 2008 our intention to separate our Light Vehicle Systems (“LVS”) and Commercial Vehicle Systems (“CVS”) businesses. We believe our decision to move away from LVS was a good one. LVS is subject to high competition, oversupply, intensely competitive end markets and financially troubled customers. With limited resources and cash to invest we decided to concentrate on our commercial vehicle and industrial business, which should allow keener focus on more attractive, targeted investments with potentially higher margins. In 2009, we made substantial progress in the transformation of our company through the sale of many of our LVS businesses, with only the Body Systems business and a relatively minor portion of our Chassis business remaining in our light vehicle segment.

We are continuing to strategically evaluate all options with respect to divesting our Body Systems business, including a sale of the entire business, multiple sales of portions of the business, shut downs of portions of the business or a combination of partial sales and shut downs. We expect that the divestiture process will extend until the end of 2010 or beyond. There are significant risks and uncertainties (as well as potentially substantial costs) inherent in any options we may pursue. See “Risk factors” for information on risks associated with the planned divestiture.

Our fiscal year 2009 divestiture activity included the following:

•	Wheels. On September 21, 2009, we completed the sale of our Wheels business — formerly a division of LVS — to Iochpe-Maxion S.A., a Brazilian producer of wheels and frames for commercial vehicles, railway freight cars and castings. The gross purchase price was approximately $180 million. Net proceeds after certain taxes and adjustments for working capital and net debt were $166 million (net of cash on hand of $3 million), which were used to reduce outstanding balances on our revolving credit facility.

•	Chassis. In 2009, we completed, or entered into letters of intent to complete, the sale of substantially all of our Chassis businesses, formerly a part of LVS. The status of our Chassis businesses is as follows.

o	Gabriel de Venezuela. On June 5, 2009, we sold our 51 percent interest in Gabriel de Venezuela to our joint venture partner. Gabriel de Venezuela, a consolidated subsidiary prior to the divestiture, supplies shock absorbers, struts, exhaust systems and suspension modules to light vehicle customers, primarily in Venezuela and Colombia.

o	Gabriel Ride Control Products North America. During fiscal year 2009, we completed the sale of our Gabriel Ride Control Products North America (Gabriel Ride Control) business to Ride Control, LLC, a wholly owned subsidiary of OpenGate Capital, a private equity firm. Gabriel Ride Control supplies motion control products, shock absorbers, struts, ministruts and corner modules, as well as other automotive parts to the passenger car, light truck and sport utility vehicle and related aftermarket industries.

o	Meritor Suspension Systems Company. On June 24, 2009, we entered into a binding letter of intent to sell our 57 percent interest in Meritor Suspension Systems Company (“MSSC”), a joint venture that manufactures and sells automotive coil springs, torsion bars and stabilizer bars in North America, to our joint venture partner, a subsidiary of Mitsubishi Steel Mfg. Co., LTD. We completed the transaction on October 30, 2009 for a purchase price of $13 million, which included a cash dividend of $12 million received by us in the third quarter of fiscal year 2009.

Remaining Chassis Businesses. Our remaining Chassis businesses are primarily composed of module assembly operations in the United States and certain European operations. Module assembly operations in the United States are expected to continue through the term of existing supply contracts ending in March 2010 and December 2011 at which time operations are expected to cease or be transitioned to other suppliers. Our remaining European Chassis operations include a facility in Bonneval, France that makes ride control parts (shock absorbers) for aftermarket sales in Europe and one in Leicester, England that makes and distributes gas springs for sale to automotive customers and industrial applications. Sales from our remaining Chassis businesses were $106 million in fiscal year 2009.

See Note 3 of the Notes to Consolidated Financial Statements under Item 8. Financial Statements and Supplementary Data of our Annual Report on Form 10-K, as amended, for the year ended September 27, 2009 for further information with respect to changes in continuing and discontinued operations.

Our Business

As a result of the divestitures described above, LVS now consists primarily of the Body Systems business. In order to better reflect the importance of our remaining core CVS businesses and a much smaller LVS business and to reflect the manner in which management reviews information regarding our business, we have revised our reporting segments as follows:

•	The Commercial Truck segment supplies drivetrain systems and components, including axles, drivelines and braking and suspension systems, primarily for medium- and heavy-duty trucks in North America, South America and Europe.

•	The Industrial segment supplies drivetrain systems including axles, brakes, drivelines and suspensions for off-highway, military, construction, bus and coach, fire and emergency, and other industrial applications. This segment also includes all of our businesses in Asia-Pacific, including all on- and off-highway activities.

•	The Aftermarket & Trailer segment supplies axles, brakes, drivelines, suspension parts and other replacement and remanufactured parts, including transmissions, to commercial vehicle aftermarket customers. This segment also supplies a wide variety of undercarriage products and systems for trailer applications.

•	The LVS segment includes our Body Systems business, which supplies roof and door systems for passenger cars to OEMs, and our remaining Chassis businesses.

We refer to our three segments other than LVS as, collectively, our “Core Business”.

The financial statements and financial information included or incorporated by reference in this prospectus supplement or in the accompanying prospectus have been restated to reflect our change in reporting segments as well as to reflect the divestiture activity discussed above. See Note 24 of the Notes to Consolidated Financial Statements under Item 8. Financial Statements and Supplementary Data of our Annual Report on Form 10-K, as amended, for the year ended September 27, 2009 for financial information by segment for continuing operations for each of the three years ended September 30, 2009, including information on sales and assets by geographic area, and Note 20 of the Notes to Consolidated Financial Statements under Item 1. Financial Statements of our Quarterly Report on Form 10-Q for the quarter ended January 3, 2010 for financial information by segment for continuing operations for the quarters ended December 31, 2009 and 2008. See “Products” below for information on certain product sales for each of the three fiscal years ended September 30, 2009.

Business strategies

We are currently a global supplier of a broad range of integrated systems, modules and components to OEMs and the aftermarket for the commercial vehicle, transportation and industrial sectors, and we believe we have developed market positions as a leader in many of the markets we serve. The recent unprecedented challenges in the credit markets, deterioration in the commercial vehicle and automotive markets and a worldwide recession have forced us to sharpen our business and operating strategies to align to these new business conditions and to better position our company for the future. We are working to enhance our leadership positions in our Core Business, capitalize on our existing customer, product and geographic strengths, and increase sales, earnings and shareowner returns by growing the businesses that offer more attractive returns.

There are several significant factors and trends occurring in the commercial vehicle, transportation and industrial sectors that present both opportunities and challenges to industry suppliers, and which have a significant influence on our business strategies. These factors and trends include:

•	severely weakened financial condition of OEMs and suppliers and sharply reduced volumes;

•	emissions, safety and related regulations affecting the trucking and transportation industries;

•	the cyclicality of these industries, including the effects of new emissions and other regulations for commercial vehicles on vehicle sales and production;

•	consolidation and globalization of OEMs and their suppliers;

•	evaluation by OEMs of their outsourcing strategies given capacity and other market conditions;

•	pricing pressures from OEMs that could negatively impact suppliers’ earnings even when sales volumes begin to increase;

•	fluctuations in the cost of raw materials, primarily steel and oil;

•	rapid market growth in developing countries;

•	increased demand for modules and systems (as opposed to components) by OEMs; and

•	an increasing emphasis on engineering and technology focused on improving vehicle fuel efficiency and safety.

Our specific business strategies are influenced by these industry factors and trends as well as by the recent global economic and financial crisis and are focused on leveraging our resources to continue to develop and produce competitive product offerings. We believe the following Core Business strategies will allow us to maintain a balanced portfolio of commercial truck, industrial and aftermarket businesses covering key global markets. See “Risk Factors” for information on certain risks that could have an impact on our business, financial condition or results of operations in the future.

Financial and Operational Excellence

Managing the Cycle. The industries in which we operate have been characterized historically by periodic fluctuations in overall demand for medium- and heavy-duty trucks, and other vehicles for which we supply products, resulting in corresponding fluctuations in demand for our products. The lengths and timing of the cyclical nature of the vehicle industry cannot be predicted with certainty. In response, we are focused on utilizing flexible manufacturing processes and plant footprints to take advantage of industry upturns and effectively manage industry downturns. In addition, we expect to balance the on-highway commercial vehicle cycles with complementary business lines, including aftermarket, military, construction and industrial supply. To effectively manage the cyclical nature of our Core Business, we are also focused on cost management and maintaining sufficient balance sheet flexibility.

Drive a Continuous Improvement Culture. We implemented Performance Plus, a long-term profit improvement and cost reduction initiative, in fiscal year 2007 to improve operational performance and increase cash flow, earnings and shareowner value. The actions and programs that are part of the Performance Plus initiatives include delivering cost improvements by focusing on operational excellence (materials; manufacturing; and overhead) and enhancing revenue by focusing on commercial excellence (engineering, research and development; product strategy and growth; and aftermarket).

In fiscal year 2007, as part of Performance Plus, we implemented the ArvinMeritor Production System (“APS”), a lean manufacturing initiative that guides our pursuit of operational excellence. APS integrates several of our previous performance improvement initiatives into a set of actions that focus on improving systems, processes, behaviors and capabilities. Throughout our company, continuous improvement teams work to achieve significant cost savings, increase productivity and efficiency, improve design and quality, streamline operations and improve workplace safety. Maintaining a continuous improvement culture is important to our business operations and to maintaining and improving our operating results.

We expect the lower cost base that we have established through the above disciplined approach to serve us well not only through the current difficult environment but also during an economic recovery in the future.

Profitable Growth

Focus on Organic Growth in Our Core Business While Reviewing Strategic Opportunities. Our goal is to grow businesses that offer attractive returns and are core to our operations as well as to diversify over geographic and product lines to adjacent markets. We have identified the areas of our Core Business that we believe have the most potential for leveraging into other industries, products, markets and technologies, and we are focusing our resources on these areas. As we pursue additional growth opportunities, we intend to maintain or grow our market share with our commercial vehicle OEM customers by providing high quality products and services at competitive pricing. We also continue to review and evaluate on an ongoing basis all of our existing businesses to determine whether we need to modify, restructure, sell or otherwise discontinue any one of the businesses.

We intend to focus on growing product categories that offer favorable margins, such as the commercial vehicle aftermarket (“CVA”), with a focus on low customer transaction costs, remanufacturing, off-highway and military. We also intend to expand the CVA product portfolio geographically (into South America, China and India). In fiscal year 2008, we acquired Mascot Truck Parts Ltd (“Mascot”) and Trucktechnic SA (“Trucktechnic”). Mascot remanufactures transmissions, drive axles, steering gears and drivelines in North America. Trucktechnic is a supplier of remanufactured brake calipers, components and testing equipment primarily to European markets.

We also intend to continue to concentrate on military design innovation — which has been a strong and profitable business for us. In addition, we are focused on growing our off-highway business. We plan to re-enter and increase off-highway market share in North America and Europe over the next 5 years, continue to grow in South America and expand our leadership position in Asia Pacific. Additionally, we are looking to leverage adjacent off-highway products to better serve our customers with a complete off-highway drive systems solution.

Longer term we intend to explore other industrial opportunities to apply our commercial, engineering, and manufacturing capabilities to new markets and product lines, perhaps totally separate from the traditional vehicle market applications.

We believe that commercial suppliers continue to consolidate into larger, more efficient and more capable companies and collaborate with each other in an effort to better serve the global needs of OEM customers by being where these customers need them. We regularly evaluate various strategic and business development opportunities, including licensing agreements, marketing arrangements, joint ventures, acquisitions and dispositions. We remain committed to selectively pursuing alliances and acquisitions that would allow us to leverage our capabilities, gain access to new customers and technologies, expand our global presence, enter complementary product market segments and implement our business strategies.

Strengthen Our Presence in Emerging Global Markets. Geographic expansion to meet the global sourcing needs of customers and to enter new markets is an important element of our growth strategy. We currently have wholly-owned operations and regional joint ventures in South America, a market that has recently experienced significant growth. We also have joint ventures and wholly-owned subsidiaries in China, India and Turkey and participate in programs to support customers as they establish and expand operations in those markets.

We plan to continue to grow and expand globally, with a keen focus on South America and Asia Pacific (primarily China and India) because we believe these regions offer the greatest growth potential. Sales in these regions represented approximately 19 percent, 19 percent and 15 percent of total sales from continuing operations in fiscal years 2009, 2008 and 2007, respectively. We are also positioning the company in other growing markets, such as Eastern Europe.

In 2009, we signed a strategic partnership with Yutong Group Co., Ltd., the largest producer of high-end buses and coaches in the China market, to supply drivetrain components for buses and coaches in China. As part of our partnership with Yutong, we and Yutong will also sell and distribute standard aftermarket service kits for its products. In addition to supplying premium non-drive and drive axles to

Yutong, we manufacture differential carriers and brake calipers at our facility in Wuxi, China, for application on Yutong’s axles utilizing local suppliers to meet the needs of customers in the China market. The final product is assembled at Yutong’s plant in Zhenzhou, China.

Product and Technology Focus

Deliver High Quality Products for All Markets We Serve. We believe the quality of our core product lines and our ability to service our products through our aftermarket capabilities give us a competitive advantage. A key part of delivering high quality products is delivering service through the entire life cycle of the product. We continue to invest in new product development as we seek to keep our core product lines continually refreshed and in step with evolving market requirements and continue to grow our complementary product lines. Building upon the strength of these core technologies, we intend to expand our presence globally, and continue our growth in complementary product lines, such as the critical military vehicle and off-highway markets. Our strategy involves diversifying on a geographic and product line basis through the aftermarket, off- and on-highway and added adjacencies that we will explore. Through implementation of our technology roadmap, complementary technologies such as electronics, controls and mechatronics are expected to be applied to traditional product lines to provide enhanced performance and expanded vehicle content.

Leverage Our Technology to Address Mobility, Safety and Environmental Provisions. In our opinion, another industry trend is the increasing amount of equipment required for changes in environmental and safety-related regulatory provisions. OEMs select suppliers based not only on the cost and quality of their products, but also on their ability to meet stringent environmental and safety requirements and to service and support the customer after the sale. We use our technological and market expertise to anticipate trends and to develop and engineer products that aim to address mobility, safety and environmental concerns.

To address safety, we have implemented a strategy of focusing on products and technologies that enhance overall vehicle braking performance. As part of this strategy, we are focusing on the integration of braking and stability products and suspension products as well as the development of electronic control capabilities. Through MeritorWabco, our joint venture with WABCO Holdings, Inc. (“WABCO”), we offer electronic braking systems that integrate anti-lock braking systems technology, automatic traction control, collision avoidance systems and other key vehicle control system components to improve braking performance and meet all required stopping distances for commercial vehicles.

In addition, we have developed a hybrid diesel-electric drivetrain for Class 8 line-haul trucks. This concept project, as further discussed below, has potential for environmental and economic benefits to heavy-duty truck customers in the future, including significant improvements in fuel efficiency. We are also working on a commercial pick-up and delivery truck program using an alternative battery-powered drivetrain that reduces emissions and fossil fuel consumption.

Nurture Emerging Next-Generation Products. We plan to continue to invest in advanced technologies that address customer needs by improving fuel efficiency and driver/vehicle safety. Examples of these advanced technologies being developed include:

•	The Hybrid Class 8 Line-haul Powertrain Concept. We delivered a concept hybrid drivetrain system to Walmart Transportation in January 2009. Although this product is a concept system only and at this juncture we have no orders or contracts to produce it, we intend to pursue this area in the future. While most hybrid systems today are best suited for start-stop applications, our concept hybrid drivetrain is specifically designed for linehaul, over-the-road trucks, the largest segment of the commercial vehicle population and the greatest consumer of diesel fuel on the road. Our concept hybrid drivetrain, the Meritor Multi-Mode Hybrid Powertrain, combines both mechanical and electrical drive systems. Under 48 miles-per-hour, vehicle propulsion is delivered entirely through an electric motor with power from lithium ion batteries. These batteries are recharged through regenerative braking and/or an engine-driven generator. As the vehicle approaches highway speed, the drivetrain phases to a diesel-powered system with the electric motor providing power, only as required, allowing for total system optimization. The key differentiation of this system is its ability for zero-emission mode over a wide range of vehicle driving conditions. This allows the truck to operate in places where emissions are restricted, like a port or urban area. Additionally, the batteries provide continuous power for hotel loads during an overnight rest period, eliminating the need for engine idling or other redundant anti-idling systems. Electrification of accessories such as the air or AC compressors provides further efficiency benefits. Additional benefits have been demonstrated in noise, handling and smoother acceleration. The Meritor concept hybrid drivetrain in the Walmart tractor was developed by us as project leader and in collaboration with Navistar and Cummins and is comprised of a proprietary motor/generator unit, high capacity lithium ion batteries, as well as the overall power-management system.

•	ArvinMeritor’s Smart Systems Technology. Our Smart Systems technology roadmap focuses on improving vehicle system performance through the integration and application of electronics, controls and materials.

•	Meritor Lubrication Management System (MLMS). MLMS adjusts the axle lubricant level according to vehicle operating conditions. It is estimated that linehaul vehicles spend up to 90% of their operation at highway speeds. Under these conditions, when oil churning losses are most significant, the lube level is automatically reduced, with an attendant reduction in viscous drag. By reducing oil churning during high speed operation, axle efficiency is improved by up to 1%, with a corresponding reduction in fuel consumption.

Products

We design, develop, manufacture, market, distribute, sell, service and support a broad range of products for use in the transportation and industrial sectors. In addition to sales of original equipment systems and components, we provide our original equipment, aftermarket and remanufactured products to vehicle OEMs and their dealers (who in turn sell to motor carriers and commercial vehicle users of all sizes), independent distributors, and other end-users in certain aftermarkets.

The following chart sets forth, for each of the three fiscal years with the most recent ended September 30, 2009, information about product sales for products comprising more than 10% of consolidated revenue in any of those years. A narrative description of our principal products follows the chart.

Product Sales:

	Fiscal Year Ended
	September 30,
	2009	2008	2007

CORE BUSINESS:
Axles, Undercarriage and Drivelines	55%	57%	54%
Brakes and Braking Systems	19%	17%	19%
Other	1%	1%	1%

Total Core Business:	75%	75%	74%

LVS:
Roofs and Door Systems	23%	22%	21%
Other	2%	3%	5%

Total LVS Business:	25%	25%	26%

Total:	100%	100%	100%

Core Business

The three segments included in our Core Business manufacture and supply the products set forth and described below.

Axles, Undercarriage & Drivelines

We believe we are one of the world’s leading independent suppliers of axles for medium- and heavy-duty commercial vehicles, with axle manufacturing facilities located in North America, South America, Europe and the Asia/Pacific regions. Our extensive truck axle product line includes a wide range of front steer axles and rear drive axles, aluminum carriers to reduce weight and pressurized filtered lubrication systems for longer life. Our front steer and rear drive axles can be equipped with our cam, wedge or air disc brakes, automatic slack adjusters, anti-lock braking systems (“ABS”), vehicle stability control systems and complete wheel-end equipment.

We supply heavy-duty axles in certain global regions, for use in numerous off-highway vehicle applications, including construction, material handling, and mining. We also supply axles for use in medium- and heavy-duty military tactical wheeled vehicles, principally in North America. These products are designed to tolerate extremely high tonnage and operate under extreme geographical and climate conditions. In addition, we have other off-highway vehicle products that are currently in development for certain other regions. We supply axles for use in buses, coaches and recreational vehicles, fire trucks and other specialty vehicles in North America, Asia-Pacific and Europe, and believe we are the leading supplier of bus and coach axles in North America.

We believe we are one of the world’s leading manufacturers of heavy-duty trailer axles, with a leadership position in North America. Our trailer axles are available in more than 40 models in capacities from 20,000 to 30,000 pounds for virtually all heavy trailer applications and are available with our broad range of brake products, including drum brakes, disc brakes, anti-lock and trailer stability control systems, and ABS.

We supply universal joints and driveline components, including our Permalubetm universal joint and RPL Permalubetm driveline, which are low maintenance, permanently lubricated designs used often in the high mileage on-highway market. We supply drivelines in a variety of global regions, for use in numerous on- and off-highway vehicle applications, including construction, material handling, mining, agriculture and forestry. We supply ABS transfer cases and drivelines for use in medium- and heavy-duty military tactical wheeled vehicles, principally in North America. We also supply transfer cases for use in specialty vehicles in North America. Anti-lock brakes and stability control systems are also used in military vehicles and specialty vehicles. In addition, we supply trailer air suspension systems and products in Europe with an increasing market presence in North America. We also supply suspensions for use in buses, coaches and recreational vehicles, fire trucks and other specialty vehicles in North America and Europe, and supply advanced suspension modules for use in medium- and heavy-duty military tactical wheeled vehicles, principally in North America.

Through a joint venture, we develop, manufacture and sell truck suspensions, trailer axles and suspensions and related wheel-end products in the South American market. We believe this joint venture has a number one product position in suspension and trailer axles in the South American market.

Brakes and Braking Systems

We believe we are a leading independent supplier of air brakes to medium- and heavy-duty commercial vehicle manufacturers in North America and Europe. In Brazil, one of the largest truck and trailer markets in the world, we believe that our 49%-owned joint venture with Randon S. A. Vehiculos e Implementos is a leading supplier of brakes and brake-related products.

Through manufacturing facilities located in North America, Asia-Pacific and Europe, we manufacture a broad range of foundation air brakes, as well as automatic slack adjusters for brake systems. Our foundation air brake products include cam drum brakes, which offer improved lining life and tractor/trailer interchangeability; air disc brakes, which provide fade resistant braking for demanding applications; wedge drum brakes, which are lightweight and provide automatic internal wear adjustment; hydraulic brakes; and wheel-end components such as hubs, drums and rotors.

Our brakes and brake system components are used in medium- and heavy-duty military tactical wheeled vehicles, principally in North America. We also supply brakes for use in buses, coaches and recreational vehicles, fire trucks and other specialty vehicles in North America and Europe, and we are the leading supplier of bus and coach brakes in North America, and also supply brakes for buses and coaches in Asia-Pacific.

U.S. Federal regulations require that new medium- and heavy-duty vehicles sold in the United States be equipped with ABS. We believe that our 50%-owned joint venture with WABCO is a leading supplier of ABS and a supplier of other electronic and pneumatic control systems (such as stability control and collision avoidance systems) for North American heavy-duty commercial vehicles. The joint venture also supplies hydraulic ABS to the North American medium-duty truck market and produces stability control and collision mitigation systems for tractors and trailers, which are designed to help maintain vehicle stability and aid in reducing tractor-trailer rollovers and other incidents.

Other Products

We sell the following products through our aftermarket distribution channels: brake shoes and friction materials; automatic slack adjusters; drive axles, gears and trailer axles; clutches; driveline components; U-joints, yokes and shafts; wheel-end hubs and drums; hydraulic brakes and components; ABS and stability control systems; suspension parts, shock absorbers and air springs; and air brakes, air systems, air dryers and compressors.

Light Vehicle Systems

Roofs and Door Systems

Our Body Systems business supplies sunroofs and roof systems’ products, including panoramic roof modules, tilt and slide sunroof modules and complete roof systems, for use in passenger cars, light trucks and sport utility vehicles. Our roof systems’ manufacturing facilities are located in Europe, China and North America. Body Systems also supplies integrated door modules and systems, including manual and power window regulators and access control systems and components such as modular and integrated door latches, actuators, trunk and hood latches and fuel flap locking devices. Our power and manual door system products utilize numerous technologies, including our own electric motors with electronic function capabilities such as anti-squeeze technologies. We manufacture door system components at plants primarily in Europe, China and North America.

Other Products

We assemble upper and complete corner modules as well as front and rear cross vehicle suspension modules in the United States. We also make shock absorbers for aftermarket sales in Europe and make and distribute gas springs for sale to automotive customers and industrial applications.

Through our 57% owned joint venture, MSSC, which we sold on October 30, 2009, we supplied products used in suspension systems for passenger cars, light trucks and sport utility vehicles in North America. Our suspension system products, which were manufactured at facilities in the United States and Canada, included coil springs, stabilizer bars and torsion bars.

Recent Developments

On February 5, 2010, we entered into an amendment of our senior secured credit facility, which will be effective upon completion of the pricing of capital markets debt and/or equity issuances with aggregate proceeds of $275,000,000 or more, which may include this offering and our concurrent offering of notes due 2018 described under “Concurrent offering of notes”. The amendment will:

•	extend the maturity of the credit facility from June 2011 to January 2014; provided, however, that if we have not voluntarily repurchased, retired, redeemed or defeased at least $150,000,000 in aggregate principal amount of our 8 3/4% notes due 2012 prior to December 1, 2011 (such that the aggregate outstanding principal amount of such notes is less than $126,000,000), then the credit facility will instead mature on December 1, 2011;

•	reduce the revolving credit facility from $666 million to $539 million through June 2011 and then to $396 million from June 2011 until its maturity in January 2014;

•	modify the debt-to-EBITDA financial covenant and other covenants with respect to permitted indebtedness, permitted capital expenditures and restricted payments;

•	reset certain investment and acquisition baskets;

•	add an accordion feature, which allows us to increase the size of the credit facility by up to $100 million with additional term loans and/or revolving loans with new or existing creditors who agree thereto;

•	require prepayments of loans in an amount by which the outstanding obligations under the credit facility exceed the value of the collateral thereunder; and

•	amend the pricing schedule to increase the applicable interest rate margins.

The amendment is filed as an exhibit to a Form 8-K we filed with the SEC on February 10, 2010 that is incorporated by reference in the accompanying prospectus.

Summary financial data

The summary financial data set forth below for the years ended September 30, 2009, 2008 and 2007 and as of September 30, 2009 and 2008 have been derived from our audited consolidated financial statements, which are incorporated by reference in the accompanying prospectus. The summary financial data set forth below as of September 30, 2007 have been derived from our audited consolidated financial statements, which are not incorporated by reference in the accompanying prospectus. The summary financial data for the three months ended December 31, 2009 and 2008 has been derived from our unaudited consolidated financial statements, which are incorporated by reference in the accompanying prospectus.

The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Historical results are not necessarily indicative of the results to be expected in the future. You should read the information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K, as amended, for the year ended September 27, 2009 and in our Quarterly Report on Form 10-Q for the quarter ended January 3, 2010 and our consolidated financial statements and related notes that are incorporated by reference in the accompanying prospectus.

				Three Months Ended
	Year Ended And At September 30,			And At December 31,
	2009	2008	2007	2009(1)	2008(1)

SUMMARY OF OPERATIONS:
SALES:
Commercial Truck	$1,566	$2,922	$2,621	$433	$595
Industrial	888	1,117	854	226	210
Aftermarket & Trailer	954	1,183	1,090	222	254
Light Vehicle Systems	1,033	1,571	1,515	346	263
Intersegment Sales	(333)	(403)	(360)	(81)	(102)

Total Continuing Operations	$4,108	$6,390	$5,720	$1,146	$1,220

Operating Income (Loss)	$(290)	$135	$(22)	$28	$(269)
Income (Loss) Before Income Taxes	(361)	93	(97)	15	(288)
Income (Loss) from Continuing Operations	$(1,077)	$(115)	$(93)	$(2)	$(920)
Income (Loss) from Discontinued Operations	(135)	14	(126)	2	(41)

Net Income (Loss)	$(1,212)	$(101)	$(219)	$—	$(961)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
Continuing Operations	$(14.86)	$(1.60)	$(1.32)	$(0.03)	$(12.72)
Discontinued Operations	(1.86)	0.20	(1.79)	0.03	(0.57)

Basic and Diluted Earnings (Loss) per Share	$(16.72)	$(1.40)	$(3.11)	$—	$(13.29)

Cash Dividends per Share	$0.10	$0.40	$0.40	$—	$0.10

BALANCE SHEET DATA:
Total Assets	$2,508	$4,674	$4,789	$2,499	$3,183
Short-term Debt	97	240	18	89	207
Long-term Debt	1,080	1,063	1,130	1,001	1,081

(1)	Effective October 1, 2009, we adopted Financial Accounting Standards Board (FASB) guidance contained in ASC Topic 470-20, “Debt with Conversion and Other Options.” The impact of this adoption is reflected in the results of operations and balance sheet data as of and for the three months ended December 31, 2009 and 2008. However, the results of operations and balance sheet data as of and for fiscal years 2009, 2008, and 2007 do not reflect the adoption of this standard. The impact of adopting this standard is more fully described in Note 3 of our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2009, which is incorporated by reference in the accompanying prospectus.

Income (loss) from continuing operations in the selected financial data information presented above includes the following items specific to the period of occurrence (in millions):

				Three Months Ended
	Year Ended September 30,			December 31,
	2009	2008	2007	2009	2008

Pretax items:
Restructuring costs	$(80)	$(9)	$(62)	$(2)	$(24)
Asset impairment charges	(223)	—	—	—	(223)
LVS separation costs	(9)	(19)	—	—	(6)
Gain on divestitures of business	—	—	1	—	—
Environmental remediation charges	(1)	(3)	(2)	—	—
After tax items:
Non-cash charge on repatriated earnings	—	(137)	—	—	—
Deferred tax asset valuation allowance	(676)	(46)	—	—	(633)

Income (loss) from discontinued operations in the selected financial data information presented above includes the following items specific to the period of occurrence (in millions):

				Three Months Ended
	Year Ended September 30,			December 31,
	2009	2008	2007	2009	2008

Pretax items:
Gain (loss) on divestitures of businesses, net	$(10)	$(16)	$(200)	$16	$—
Restructuring costs	(21)	(11)	(3)	—	(2)
Long-lived assets and goodwill impairment (charges) reversals	(56)	—	12	—	(56)
Charge for indemnity obligation	(28)	—	—	—	—

The offering

The following summary contains basic information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus supplement. For a more detailed description of our common stock, see the description of common stock contained in our Registration Statement on Form S-4, as amended (SEC File No. 333-36448), dated June 2, 2000, including any amendments thereto, which is incorporated by reference in the accompanying prospectus.

Issuer	ArvinMeritor, Inc.

Common stock offered	15,000,000 shares

Option to purchase additional shares of common stock	We have granted the underwriters an option exercisable for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 2,250,000 shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Common stock outstanding immediately following this offering	89,308,094 shares (or 91,558,094 shares if the over-allotment option is exercised in full)[1]

NYSE Symbol	“ARM”

Use of proceeds	We estimate that the net proceeds from the sale of the shares of common stock in this offering will be approximately $ million (or approximately $ million if the over-allotment option is exercised in full), after deducting estimated underwriting discounts and our expenses related to this offering.

We intend to use the net proceeds from this offering to pay amounts outstanding under our revolving secured credit facility and our U.S. accounts receivable securitization program and for general corporate purposes, which may include additional repayment of our debt, acquisitions, investments, additions to working capital, expenditures related to the divestiture of our Body Systems business, capital expenditures and advances to or investments in our subsidiaries. We may thereafter borrow amounts under our revolving secured credit facility and our U.S. accounts receivable securitization program in accordance with the terms thereof. Net proceeds may be temporarily invested before use. See “Use of proceeds.”

 1  The number of shares of common stock shown as being outstanding after this offering is based on 74,308,094 shares outstanding as of January 29, 2010 and the issuance by us of 15,000,000 shares of common stock in this offering (or 17,250,000 shares if the over-allotment option is exercised in full). Such number excludes (i) 1.5 million shares of common stock issuable upon the exercise of stock options outstanding as of January 29, 2010 under our stock compensation plans with a weighted average exercise price of $17.38 as of January 29, 2010, (ii) 3.1 million shares of common stock issuable upon vesting of restricted share units and performance shares as of January 29, 2010, (iii) 0.2 million shares of common stock available for future stock award grants as of January 29, 2010, and (iv) shares of common stock that may be issued upon conversion of our 4.625 percent convertible notes due 2026 (which have an initial conversion price of approximately $20.98 per share) and our 4.0 percent convertible notes due 2027 (which have an initial conversion price of approximately $26.73 per share).

Material United States federal income and estate tax consequences to non-U.S. holders	For a discussion of the material United States federal income and estate tax consequences to non-U.S. holders of the acquisition, holding and disposition of shares of our common stock, see “Material United States federal income and estate tax consequences to non-U.S. holders.”

Risk factors	See “Risk factors” and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of certain factors you should carefully consider before deciding to invest in shares of our common stock.

Conflicts of interest	Affiliates of J.P. Morgan Securities Inc., Citigroup Global Markets Inc., UBS Securities LLC, BNP Paribas Securities Corp., Comerica Securities, Inc. and RBS Securities Inc., participating underwriters in this offering, may receive a portion of the net proceeds from this offering and, therefore, have a “conflict of interest”. For more information, see “Conflicts of interest”.

Concurrent offering of notes	Concurrently with this offering of our common stock, we are offering our notes due 2018 in an underwritten public offering. The consummation of this offering of our common stock is not conditioned on the consummation of the offering of the notes, and the consummation of the offering of the notes is not conditioned on the consummation of this offering of our common stock. If consummated, we intend to use the net proceeds from the concurrent offering of our notes to fund purchases pursuant to our pending offer to purchase up to $175 million aggregate principal amount of our 8 3/4% notes due 2012 (to the extent such pending offer to purchase is consummated) and for general corporate purposes, which may include repayment of our debt, acquisitions, investments, additions to working capital, expenditures related to the divestiture of our Body Systems business, capital expenditures and advances to or investments in our subsidiaries. Our pending offer to purchase our 8 3/4% notes due 2012 may not be consummated for many reasons, including our discretion.

If (i) our pending offer to purchase our 8 3/4% notes due 2012 is not consummated for any reason or (ii) such pending offer to purchase is consummated and less than a majority of the proceeds of the concurrent offering of our notes are used to purchase our 8 3/4% notes due 2012 pursuant to such pending offer to purchase, we intend to use additional proceeds of the concurrent offering of our notes to purchase additional amounts of our 8 3/4% notes due 2012 in privately negotiated transactions, through tender offers, through redemption, in the open market or otherwise in order to comply with covenants under our senior secured credit facility. See “Concurrent offering of notes”.

Risk factors

Investment in the securities offered pursuant to this prospectus supplement involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus, before investing in our common stock. Any of these risks could cause our actual results to vary materially from recent results or from anticipated future results or could materially and adversely affect our business, financial condition and results of operations. This effect could be compounded if multiple risks were to occur. The occurrence of any of these risks might cause you to lose all or part of your investment in these securities. Please also refer to the section above entitled “Cautionary statement.”

Risks related to our company

The disposition of our remaining LVS businesses could involve substantial costs and be subject to risks and uncertainties.

Until recent quarters, our light vehicle Body Systems business incurred significant operating losses and negative cash flows, driven primarily by the 2008-2009 global financial crisis. The beginnings of recovery in global markets are beginning to be reflected in better operating performance and reduced cash outflows in this business. There can be no assurances that there will not be future operating losses or negative cash flows. In addition, this business has from time-to-time incurred significant warranty charges and there can be no certainty that additional warranty charges in the future will not be significant.

It is our intent to divest our Body Systems business in the most economically advantageous way possible. We have commenced a strategic evaluation of available options to divest this business, which include a sale of the entire business, multiple sales of portions of the business, shut downs of portions of the business or a combination of partial sales and shut downs. We expect that the divestiture process could extend until the end of 2010 or beyond. There are significant risks and uncertainties inherent in any options we may pursue. Risks involved in any sale process include the timing and certainty of completion of any transaction and the terms upon which any sale agreement with respect to all or any portion of the business may be entered into. Risks involved in any shut down include the substantial severance and other payments we will be required to make in connection therewith. Shut downs will also likely result in our operating the business for a lengthier period. Potential cash costs to sell or shut down all or portions of the business may be substantial and could be in excess of $100 million. In addition, there is the potential to lose new or replacement customer awards due to the uncertainty as to the future of the business.

Until the closing of any sale or the completion of any shut down, we will be responsible for the operation of this business. Therefore, it is possible that an extended process could result in operating losses and cash requirements for which we would be responsible, especially if global economic conditions do not continue to improve or begin to worsen. We will continue to evaluate and weigh the costs (which may include significant restructuring costs) to carry the business against any substantial costs to dispose or shut down various pieces of the business and intend to make the most economically advantageous decisions with respect to this business. Accordingly, because we are still evaluating and will be weighing our possible options, we are unable to estimate with further specificity the costs associated with divesting or shutting down this business.

Continued production and sales volume declines in the commercial and automotive vehicle markets may adversely affect our results of operations, our ability to fund our liquidity requirements and our ability to meet our long-term commitments.

The substantial uncertainty and significant deterioration in the worldwide credit markets, the global economic downturn and the current climate in the U.S. and other economies have severely diminished demand for our customers’ products. As a result, commercial and automotive production and sales volumes have declined significantly in most markets and continue to adversely affect the amount of cash flows generated from operations for meeting the needs of our business. We believe volumes will continue to be at depressed levels and that the impact of these lower volumes will continue to impact our business in fiscal year 2010. Our cash and liquidity needs have been impacted by the level, variability and timing of our customers’ worldwide vehicle production and other factors outside of our control.

The financial and economic environment has also made it difficult in the short-term to accomplish our goal of becoming a commercial vehicle and industrial business and has left us with servicing the cash outflows of certain of our light vehicle businesses, which have been substantial. In addition, our high levels of fixed costs can make it difficult to adjust our cost base to the extent necessary, or to make such adjustments on a timely basis, and the continued volume declines can result in non-cash impairment charges as the value of certain long-lived assets is reduced. As a result, our financial condition and results of operations have been and would be expected to continue to be adversely affected during periods of prolonged declining production and sales volumes in the commercial and automotive vehicle markets.

The negative impact on our financial condition and results of operations from continued volume declines could also have negative effects on our liquidity. If cash flows are not available from our operations, we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs; however, we cannot predict whether that funding will be available or will be available on commercially reasonable terms. In addition, as a consequence of reduced sales, levels of receivables decline, which leads to a decline in funding available under our U.S. receivables facility or under our European factoring arrangements.

We operate in an industry that is cyclical and that has periodically experienced significant year-to-year fluctuations in demand for vehicles; we also experience seasonal variations in demand for our products.

The industries in which we operate have been characterized historically by periodic fluctuations in overall demand for medium- and heavy-duty trucks, passenger cars and other vehicles for which we supply products, resulting in corresponding fluctuations in demand for our products. The length and timing of the cyclical nature of the vehicle industry cannot be predicted with certainty.

Production and sales of the vehicles for which we supply products generally depend on economic conditions and a variety of other factors that are outside our control, including customer spending and preferences, labor relations and regulatory requirements. In particular, demand for our Commercial Truck segment products can be affected by a pre-buy before the effective date of new regulatory requirements, such as changes in emissions standards. Historically, implementation of new, more stringent, emissions standards (like the kind that is scheduled for 2010 in the United States), has increased heavy-duty truck demand in the U.S. market prior to the effective date of the new regulations, and correspondingly decreased this demand after the new standards are implemented. However, it is uncertain as to whether this trend will continue and any expected increase in the heavy-duty truck demand prior to the effective date of new emissions standards may be offset by the current instability in the financial markets and resulting economic contraction in the U.S. and worldwide markets.

Sales from the aftermarket portion of our Core Business depend on overall levels of truck ton miles and gross domestic product (GDP) and may be influenced by times of slower economic growth or economic contraction based on the average age of commercial truck fleets.

We may also experience seasonal variations in the demand for our LVS and other products to the extent that vehicle production fluctuates. Historically, for our Core Business (other than the aftermarket) and LVS, demand has been somewhat lower in the quarters ended September 30 and December 31, when OEM plants may close during model changeovers and vacation and holiday periods.

We may be at risk in an upturn of not being able to meet demand.

In the anticipated upturn of the cyclical cycle when demand increases from what has recently been a historical low for production, we may have difficulty in meeting this demand if it occurs rapidly or is extreme. This difficulty may include not having sufficient manpower or working capital to meet the needs of our customers or relying on other suppliers who may not be able to respond quickly to a changed environment when demand increases rapidly.

Disruptions in the financial markets are adversely impacting the availability and cost of credit which could negatively affect our business.

Disruptions in the financial markets, including the bankruptcy, insolvency or restructuring of certain financial institutions, and the lack of liquidity generally continue to impact the availability and cost of incremental credit for many companies and may adversely affect the availability of credit already arranged. These disruptions also continue to adversely affect the U.S. and world economy, further negatively impacting consumer spending patterns in the transportation and industrial sectors. In addition, as our customers and suppliers respond to rapidly changing consumer preferences, they may require access to additional capital. If that capital is not available or its cost is prohibitively high, their business would be negatively impacted which could result in further restructuring or even reorganization under bankruptcy laws. Any such negative impact, in turn, could negatively affect our business either through loss of sales to any of our customers so affected or through inability to meet our commitments (or inability to meet them without excess expense) because of loss of supplies from any of our suppliers so affected. There are no assurances that government responses to these disruptions will restore consumer confidence or improve the liquidity of the financial markets.

In addition, disruptions in the capital and credit markets, as have been experienced during 2008 and 2009, could adversely affect our ability to draw on our revolving credit facility. Our access to funds under that credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time. Due to the bankruptcy of Lehman Brothers, for example, $34 million of the commitments on our revolving credit facility are unavailable. Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged.

Continued fluctuation in the prices of raw materials and transportation costs has adversely affected our business and, together with other factors, will continue to pose challenges to our financial results.

Prices of raw materials, primarily steel and oil, for our manufacturing needs and costs of transportation continued to increase sharply and to have a negative impact on our operating income in fiscal year 2007 and 2008. In 2008, we pursued recovery of, in some cases, monthly increases in such costs through surcharges or other pricing arrangements with our entire affected customer base in order to mitigate the impact on our operating margins. The price of steel stabilized during fiscal year 2009. However, there was a delayed effect of the decrease, and the price of steel continues to challenge our industry. If we are unable to pass price increases on to our customer base or otherwise mitigate the costs, our operating income could continue to be adversely affected.

Raw material price fluctuation, together with the volatility of the commodity markets will continue to pose challenges to our financial results.

We depend on large OEM customers, and loss of sales to these customers could have an adverse impact on our business.

We are dependent upon large OEM customers with substantial bargaining power with respect to price and other commercial terms in our Core Business as well as in LVS. Loss of all or a substantial portion of sales to any of our large volume customers for whatever reason (including, but not limited to, loss of market share by these customers, loss of contracts, insolvency of such customers, reduced or delayed customer requirements, plant shutdowns, strikes or other work stoppages affecting production by such customers), or continued reduction of prices to these customers, could have a significant adverse effect on our financial results. There can be no assurance that we will not lose all or a portion of sales to our large volume customers, or that we will be able to offset continued reduction of prices to these customers with reductions in our costs.

Sales to AB Volvo and Navistar International Corporation represented approximately 15 percent and 10 percent of our sales from continuing operations in fiscal year 2009. No other customer accounted for 10% or more of our total sales from continuing operations in fiscal year 2009. For fiscal year 2009, our three largest customers were AB Volvo, Navistar International and Volkswagen.

The level of our sales to large OEM customers, including the realization of future sales from awarded business, is inherently subject to a number of risks and uncertainties, including the number of vehicles that these OEM customers actually produce and sell. Several of our significant customers have major union contracts that expire periodically and are subject to renegotiation. Any strikes or other actions that affect our customers’ production during this process would also affect our sales. Further, to the extent that the financial condition, including bankruptcy or market share of any of our largest customers deteriorates or their sales otherwise continue to decline, our financial position and results of operations could be adversely affected. In addition, our customers generally have the right to replace us with another supplier at any time for a variety of reasons. Accordingly, we may not in fact realize all of the future sales represented by our awarded business. Any failure to realize these sales could have a material adverse effect on our financial condition and results of operations.

Escalating price pressures from customers may adversely affect our business.

Pricing pressure by OEMs is a characteristic of the automotive and, to a lesser extent, commercial vehicle industry. Virtually all OEMs have aggressive price reduction initiatives and objectives each year with their suppliers, and such actions are expected to continue in the future. Accordingly, we must be able to reduce our operating costs in order to maintain our current margins. Price reductions have impacted our margins and may do so in the future. There can be no assurance that we will be able to avoid future customer price reductions or offset future customer price reductions through improved operating efficiencies, new manufacturing processes, sourcing alternatives or other cost reduction initiatives.

We operate in a highly competitive industry.

Each of our businesses operates in a highly competitive environment. We compete worldwide with a number of North American and international providers of components and systems, some of which are owned by or associated with some of our customers. Some of these competitors are larger and have greater financial resources or have established stronger relationships with significant customers. In addition, certain OEMs manufacture products for their own use that compete with the types of products we supply, and any future increase in this activity could displace our sales.

Many companies in our industry have undertaken substantial changes in contractual obligations to current and former employees, primarily with respect to pensions and other postretirement benefits. The bankruptcy or insolvency of a major competitor could result in that company’s eliminating or reducing some or all of these obligations, which could give that competitor a cost advantage over us.

Exchange rate fluctuations could adversely affect our financial condition and results of operations.

As a result of our substantial international operations, we are exposed to foreign currency risks that arise from our normal business operations, including in connection with our transactions that are denominated in foreign currencies. While we employ financial instruments to hedge certain of our foreign currency exchange risks relating to these transactions, our efforts to manage these risks may not be successful.

In addition, we translate sales and other results denominated in foreign currencies into U.S. dollars for purposes of our consolidated financial statements. As a result, appreciation of the U.S. dollar against these foreign currencies generally will have a negative impact on our reported revenues and operating income while depreciation of the U.S. dollar against these foreign currencies will generally have a positive effect on reported revenues and operating income. For fiscal years 2008 and 2007, our reported financial results have benefited from depreciation of the U.S. dollar against foreign currencies. During fiscal year 2009, our reported financial results have been adversely affected by appreciation of the U.S. dollar against foreign currencies. We do not hedge against our foreign currency exposure related to translations to U.S. dollars of our financial results denominated in foreign currencies.

A disruption in supply of raw materials or parts could impact our production and increase our costs.

Some of our significant suppliers have experienced a weakening financial condition in recent years that resulted, for some companies, in filing for protection under the bankruptcy laws. In addition, some of our significant suppliers are located in developing countries. We are dependent upon the ability of our suppliers to meet performance and quality specifications and delivery schedules. The inability of a supplier to meet these requirements, the loss of a significant supplier, or any labor issues or work stoppages at a significant supplier, could disrupt the supply of raw materials and parts to our facilities and could have an adverse effect on us.

Work stoppages or similar difficulties could significantly disrupt our operations.

A work stoppage at one or more of our manufacturing facilities could have material adverse effects on our business. In addition, if a significant customer were to experience a work stoppage, that customer could halt or limit purchases of our products, which could result in shutting down the related manufacturing facilities. Also, a significant disruption in the supply of a key component due to a work stoppage at one of our suppliers could result in shutting down manufacturing facilities, which could have a material adverse effect on our business.

Our international operations are subject to a number of risks.

We have a significant amount of facilities and operations outside the United States, including investments and joint ventures in developing countries. During fiscal 2009, approximately 61 percent of our sales were generated outside of the United States. Our strategy to grow in emerging markets may put us at risk due to the risks inherent in operating in such markets. In particular, we have grown, and intend as part of our strategy to continue to grow, in the emerging markets of China, India and Brazil. Our international operations are subject to a number of risks inherent in operating abroad, including, but not limited to:

•	risks with respect to currency exchange rate fluctuations (as more fully discussed above);

•	local economic and political conditions;

•	disruptions of capital and trading markets;

•	possible terrorist attacks or acts of aggression that could affect vehicle production or the availability of raw materials or supplies;

•	restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

•	changes in legal or regulatory requirements;

•	import or export licensing requirements;

•	limitations on the repatriation of funds;

•	high inflationary conditions;

•	difficulty in obtaining distribution and support;

•	nationalization;

•	the laws and policies of the United States affecting trade, foreign investment and loans;

•	the ability to attract and retain qualified personnel;

•	tax laws; and

•	labor disruptions.

There can be no assurance that these risks will not have a material adverse impact on our ability to increase or maintain our foreign sales or on our financial condition or results of operations.

Our sales in the military vehicle market are subject to continued appropriations by Congress and reduced funding for defense procurement could result in terminated or delayed contracts with our customers who sell to the U.S. Government and adversely affect our ability to maintain our sales and results of operations.

We have significant sales to U.S. Government contractors in the military vehicle market. Future sales from orders placed under our existing contracts with U.S. Government contractors are reliant on the continuing availability of Congressional appropriations. We and other companies that sell products to the U.S. defense establishment have benefited from an upward trend in overall U.S. defense spending in the last few years. Future defense budgets and appropriations for the military vehicles that our products supply may be affected by possibly differing priorities of the current Administration, including budgeting constraints stemming from the economic recovery and stimulus programs. Reductions in appropriations for these military vehicles, unless offset by other programs and opportunities, could adversely affect our ability to maintain our sales and results of operations.

Our working capital requirements may negatively affect our liquidity and capital resources.

Our working capital requirements can vary significantly, depending in part on the level, variability and timing of our customers’ worldwide vehicle production and the payment terms with our customers and suppliers. Our cash flow has been affected by increased working capital requirements driven in part by our expansion efforts in South America and Asia-Pacific, higher receivable balances in non-US operations and lower accounts payable balances reflecting more normalized levels. If our working capital needs exceed our cash flows from operations, we would look to our cash balances and availability for borrowings under our borrowing arrangements to satisfy those needs, as well as potential sources of additional capital, which may not be available on satisfactory terms and in adequate amounts.

Our liquidity, including our access to capital markets and financing, could be constrained by limitations in the overall credit market, our credit ratings, our ability to comply with financial covenants in our debt instruments, and our suppliers suspending normal trade credit terms on our purchases.

Upon expiration of our current revolving credit facility, we will require a new or renegotiated facility (which may be smaller and have less favorable terms than our current facility) or other financing arrangements. Our ability to access additional capital in the long-term will depend on availability of capital markets and pricing on commercially reasonable terms as well as our credit profile at the time we are seeking funds, and there is no guarantee that we will be able to access additional capital. In 2009, our credit rating decreased and we saw a significant decline in our stock price.

Standard & Poor’s current corporate credit rating and senior secured credit rating for our company is CCC+ and B−, respectively. Moody’s Investors Service corporate credit rating and senior secured credit rating for our company is Caa1 and B1, respectively. There are a number of factors, including our ability to achieve the intended benefits from restructuring and other strategic activities on a timely basis, that could result in further lowering of our credit ratings. The rating agencies’ opinions about our creditworthiness may also be affected by their views of industry conditions generally, including their views concerning the financial condition of our major OEM customers. If the credit rating agencies perceive further weakening in the industry, they could lower our ratings. Further declines in our ratings could reduce our access to capital markets, further increase our borrowing costs and result in lower trading prices for our securities.

Our liquidity could also be adversely impacted if our suppliers were to suspend normal trade credit terms and require payment in advance or payment on delivery of purchases. If this were to occur, we would be dependent on other sources of financing to bridge the additional period between payment of our suppliers and receipt of payments from our customers.

A violation of the financial covenants in our senior secured credit facility could result in a default thereunder and could lead to an acceleration of our obligations under this facility and, potentially, other indebtedness.

Our ability to borrow under our existing financing arrangements depends on our compliance with covenants in the related agreements, and on our performance against covenants in our bank credit facility that require compliance with certain financial ratios as of the end of each fiscal quarter. To the extent that we are unable to maintain compliance with these requirements or to perform against the financial ratio covenants, due to one or more of the various risk factors discussed herein or otherwise, our ability to borrow, and our liquidity, would be adversely impacted.

Our availability under our revolving credit facility is subject to a senior secured debt to EBITDA ratio covenant, as defined in the agreement, which may limit our borrowings under the agreement as of each quarter end. Under the terms of this covenant, this senior secured debt to EBITDA ratio has to be no greater than 2.00 to 1 on the last day of the quarter. If an amendment or waiver is needed and not obtained, we would be in violation of that covenant and the lenders would have the right to accelerate the obligations upon the vote of the lenders holding at least 51% of outstanding loans thereunder. A default under the senior secured credit facility could also constitute a default under our outstanding convertible notes as well as our U.S. receivables facility and could result in the acceleration of these obligations. In addition, a default under our senior secured credit facility could result in a cross-default or the acceleration of our payment obligations under other financing agreements. If our obligations under our senior secured credit facility and other financing arrangements are accelerated as described above, our assets and cash flow may be insufficient to fully repay these obligations, and the lenders under our senior secured credit facility could institute foreclosure proceedings against our assets.

Our strategic initiatives may be unsuccessful, may take longer than anticipated, or may result in unanticipated costs.

The success and timing of any future divestitures (including, without limitation, our LVS Body Systems business) and acquisitions will depend on a variety of factors, many of which are not within our control. If we engage in acquisitions, we may finance these transactions by issuing additional debt or equity securities. The additional debt from any such acquisitions, if consummated, could increase our debt to capitalization ratio. In addition, the ultimate benefit of any acquisition would depend on our ability to successfully integrate the acquired entity or assets into our existing business and to achieve any projected synergies. There is no assurance that the total costs and total cash costs associated with any current and future restructuring will not exceed our estimates, or that we will be able to achieve the intended benefits of these restructurings.

We are exposed to environmental, health and safety and product liabilities.

We are subject to liabilities with respect to environmental, health and safety matters. In addition, we are required to comply with federal, state, local and foreign laws and regulations governing the protection of the environment, health and safety, and we could be held liable for damages arising out of human exposure to hazardous substances or other environmental or natural resource damages. Environmental, health and safety laws and regulations are complex, change frequently and tend to be increasingly stringent. As a result, our future costs to comply with such laws may increase significantly. There is also an inherent risk of exposure to warranty and product liability claims, as well as product recalls, in the commercial and automotive vehicle industry if our products fail to perform to specifications or are alleged to cause property damage, injury or death.

With respect to environmental liabilities, we have been designated as a potentially responsible party at eight Superfund sites (excluding sites as to which our records disclose no involvement or as to which our liability has been finally determined). In addition to the Superfund sites, various other lawsuits, claims and proceedings have been asserted against us alleging violations of federal, state, local and foreign environmental protection requirements or seeking remediation of alleged environmental impairments. We establish reserves for these liabilities when we determine that we have a probable obligation and we can reasonably estimate it, but the process of estimating environmental liabilities is complex and dependent on evolving physical and scientific data at the site, uncertainties as to remedies and technologies to be used, and the outcome of discussions with regulatory agencies. The actual amount of costs or damages for which we may be held responsible could materially exceed our current estimates because of these and other uncertainties which make it difficult to predict actual costs accurately. In future periods, new laws and regulations, changes in remediation plans, advances in technology and additional information about the ultimate clean-up remedy could significantly change our estimates and have a material impact on our financial position and results of operations. Management cannot assess the possible effect of compliance with future requirements.

We are exposed to asbestos litigation liability.

One of our subsidiaries, Maremont Corporation, manufactured friction products containing asbestos from 1953 through 1977, when it sold its friction product business. We acquired Maremont in 1986. Maremont and many other companies are defendants in suits brought by individuals claiming personal injuries as a result of exposure to asbestos-containing products. We, along with many other companies, have also been named as a defendant in lawsuits alleging personal injury as a result of exposure to asbestos used in certain components of products of Rockwell International Corporation (now Rockwell Automation, Inc., and referred to as “Rockwell”). Liability for these claims was transferred to us at the time of the spin-off of Rockwell’s automotive business to Meritor in 1997.

The uncertainties of asbestos claim litigation, the outcome of litigation with insurance companies regarding the scope of coverage and the long-term solvency of our insurance carriers make it difficult to predict accurately the ultimate resolution of asbestos claims. The possibility of adverse rulings or new legislation affecting asbestos claim litigation or adverse developments in the settlement process increases that uncertainty. Although we have established reserves for our asbestos liability and corresponding receivables for recoveries from our insurance carriers, if our assumptions with respect to the nature of pending and future claims, the cost to resolve claims or the amount of available insurance prove to be incorrect, the actual amount of liability for asbestos-related claims, and the effect on us, could differ materially from our current estimates and, therefore, could have a material impact on our financial position and results of operations.

We are exposed to the rising cost of pension and other postretirement benefits.

The commercial and automotive vehicle industry, like other industries, continues to be impacted by the rising cost of pension and other postretirement benefits. In estimating our expected obligations under our pension and postretirement benefit plans, we make certain assumptions as to economic and demographic factors, such as discount rates, investment returns and health care cost trends. If actual experience as to these factors is worse than our assumptions, our obligations could increase. Due to the worldwide recession and its effect on our pension liabilities and related investments, our pension plans are underfunded by $517 million as of September 30, 2009. As a result of this underfunding, we may be required to increase our contributions to these plans.

Impairment in the carrying value of long-lived assets and goodwill could negatively affect our operating results and financial condition.

We have a significant amount of long-lived assets and goodwill on our consolidated balance sheet. Under generally accepted accounting principles, long-lived assets, excluding goodwill, are required to be reviewed for impairment whenever adverse events or changes in circumstances indicate a possible impairment. If business conditions or other factors cause our operating results and cash flows to decline, we may be required to record non-cash impairment charges. Goodwill must be evaluated for impairment at least annually. If the carrying value of our reporting units exceeds their current fair value as determined based on the discounted future cash flows of the related business, the goodwill is considered impaired and is reduced to fair value via a non-cash charge to earnings. Events and conditions that could result in impairment in the value of our long-lived assets and goodwill include changes in the industries in which we operate, particularly the impact of the current downturn in the global economy, as well as competition and advances in technology, adverse changes in the regulatory environment, or other factors leading to reduction in expected long-term sales or operating results. If the value of long-lived assets or goodwill is impaired, our earnings and financial condition could be adversely affected.

The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations and financial condition.

In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740 “Income Taxes,” each quarter we determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the risk factors described herein or other factors, we may be required to adjust the valuation allowance to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the valuation allowance is adjusted and could have a material adverse effect on our results of operations and financial condition.

Our overall effective tax rate is equal to our total tax expense as a percentage of our total earnings before tax. However, tax expenses and benefits are determined separately for each tax paying component (an individual entity) or group of entities that is consolidated for tax purposes in each jurisdiction. Losses in certain jurisdictions which have valuation allowances against their deferred tax assets provide no current financial statement tax benefit unless required under the intra-period allocation requirements of ASC Topic 740. As a result, changes in the mix of projected earnings between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate.

Our unrecognized tax benefits recorded in accordance with FASB ASC Topic 740 could significantly change.

FASB ASC Topic 740, “Income Taxes,” defines the confidence level that a tax position must meet in order to be recognized in the financial statements. This topic requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. In the event that the more-likely-than-not threshold is not met, we would be required to change the relevant tax position which could have an adverse effect on our results of operations and financial condition.

Restriction on use of tax attributes from tax law “ownership change.”

Section 382 of the U.S. Internal Revenue Code of 1986, as amended, limits the ability of a corporation that undergoes an “ownership change” to use its tax attributes, such as net operating losses and tax credits. In general, an “ownership change” occurs if five percent shareholders (applying certain look-through rules) of an issuer’s outstanding common stock, collectively, increase their ownership percentage by more than fifty percentage points within any three year period over such shareholders’ lowest percentage ownership during this period. If we were to issue new shares of stock, such new shares could contribute to such an “ownership change” under U.S. tax law. Moreover, not every event that could contribute to such an “ownership change” is within our control. If an “ownership change” under Section 382 were to occur, our ability to utilize tax attributes in the future may be limited.

Assertions against us or our customers relating to intellectual property rights could materially impact our business.

Our industry is characterized by companies that hold large numbers of patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. From time to time, third parties may assert against us and our customers and distributors their patent and other intellectual property rights to technologies that are important to our business.

Claims that our products or technology infringe third-party intellectual property rights, regardless of their merit or resolution, are frequently costly to defend or settle and divert the efforts and attention of our management and technical personnel. In addition, many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, which have in the past and may in the future require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. We do not know whether we will prevail in these proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing products or technology;

•	pay substantial damages for infringement;

•	expend significant resources to develop non-infringing products or technology;

•	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	enter into cross-licenses with our competitors, which could weaken our overall intellectual property portfolio;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology; or

•	relinquish rights associated with one or more of our patent claims, if our claims are held invalid or otherwise unenforceable.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

We utilize a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could be adversely affected.

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trademarks and trade secrets, as well as customary contractual protections with our customers, distributors, employees and consultants, and through security measures to protect our trade secrets. We cannot guarantee that:

•	any of our present or future patents will not lapse or be invalidated, circumvented, challenged, abandoned or, in the case of third-party patents licensed or sub-licensed to us, be licensed to others;

•	our intellectual property rights will provide competitive advantages to us;

•	rights previously granted by third parties to intellectual property rights licensed or assigned to us, will not hamper our ability to assert our intellectual property rights against potential competitors or hinder the settlement of currently pending or future disputes;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; or

•	any of the trademarks, trade secrets or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others.

In addition, we may not receive competitive advantages from the rights granted under our patents and other intellectual property rights. Our competitors may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies, or design around the patents we own or license. Our existing and future patents may be circumvented, blocked, licensed to others, or challenged as to inventorship, ownership, scope, validity or enforceability. Effective intellectual property protection may be unavailable or more limited in one or more relevant jurisdictions relative to those protections available in the United States, or may not be applied for in one or more relevant jurisdictions. If we pursue litigation to assert our intellectual property rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations.

We are a party to a number of patent and intellectual property license agreements. Some of these license agreements require us to make one-time or periodic payments. We may need to obtain additional licenses or renew existing license agreements in the future. We are unable to predict whether these license agreements can be obtained or renewed on acceptable terms.

Risks related to the offering

Fluctuations in the price of our common stock may make our common stock more difficult to resell.

The market price and trading volume of our common stock have been and may continue to be subject to significant fluctuations due not only to general stock market conditions but also to a change in sentiment in the market regarding the industries in which we operate, our operations, business prospects or liquidity or this offering. During the period from October 1, 2007 to January 29, 2010, our common stock has fluctuated from a high of $18.11 per share to a low of $0.32 per share. In addition to the risk factors discussed in our periodic reports and elsewhere in this prospectus supplement, the price and volume volatility of our common stock may be affected by:

•	actual or anticipated fluctuations in our quarterly or annual earnings or those of other companies in our industry;

•	variance in our financial performance from the expectations of market analysts, and changes to earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

•	actual or anticipated sales of common stock by existing shareowners, whether in the market or in subsequent public offerings;

•	capital commitments;

•	additions or departures of key personnel;

•	developments in our business or in our industry generally;

•	a prolonged downturn in our industry;

•	general market conditions, such as interest or foreign exchange rates, commodity and equity prices, availability of credit, asset valuations and volatility;

•	changes in global financial and economic markets;

•	armed conflict, war or terrorism;

•	economic, financial, geopolitical, regulatory or judicial events affecting our business and operations, our industry generally or the financial markets generally;

•	changes in market valuations of other companies in our industry;

•	changes in accounting standards, policies, guidance, interpretations or principles applicable to our business;

•	the operating and securities price performance of companies that investors consider to be comparable to us; and

•	announcements of strategic actions, developments or other material events (such as acquisitions, dispositions, restructurings or financings) by us or our competitors.

Stock markets in general have experienced extreme volatility recently that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, make it difficult to predict the market price of our common stock in the future and cause the value of your investment to decline.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We are offering up to 15,000,000 shares of common stock (17,250,000 shares of common stock if the over-allotment option is exercised in full). The issuance of additional shares of our common stock in this offering or other issuances of our common stock or convertible or other equity linked securities, including options and warrants, or otherwise, will dilute the ownership interest of our common shareowners. As of January 29, 2010, we had 74,308,094 outstanding shares of common stock and (i) 1.5 million shares of our common stock were issuable upon the exercise of stock options under our stock compensation plans with a weighted average exercise price of $17.38, (ii) 3.1 million shares of our common stock were issuable upon vesting of restricted share units and performance shares and (iii) 0.2 million shares of our common stock were available for future stock award grants. In addition, shares of common stock may be issued upon conversion of our 4.625 percent convertible notes due 2026 (which have an initial conversion price of approximately $20.98 per share) and our 4.0 percent convertible notes due 2027 (which have an initial conversion price of approximately $26.73 per share).

Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Indiana law and our charter documents, as well as our rights agreement, may impede or discourage a takeover, which could impair the market price of our common stock.

We are an Indiana corporation, and the anti-takeover provisions of Indiana law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing shareowners. In addition, our rights agreement functions as a “poison pill,” and under our charter documents our board of directors has the power, without shareowner approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock. Thus, certain provisions of our charter documents, our rights agreement and Indiana law could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock. See “Description of Capital Stock” in the accompanying prospectus.

Our issuance of preferred stock could adversely affect holders of common stock.

Our board of directors is authorized to issue series of preferred stock without any action on the part of our holders of common stock. Our board of directors also has the power, without shareowner approval, to set the terms of any such series of preferred stock that may be issued, including voting powers, preferences over our common stock with respect to dividends or if we voluntarily or involuntarily dissolve or distribute our assets and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the price of our common stock could be adversely affected.

You may not receive dividends on the common stock.

We suspended our cash dividend effective as of the second quarter of fiscal 2009. Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments and as permitted by our debt agreements. We are not required to declare cash dividends on our common stock. This could adversely affect the market price of our common stock. See “Common stock price range and dividends.”

We may not consummate the offering of our notes due 2018 that we are offering concurrently with this offering.

Concurrently with this offering of our common stock, we are offering our notes due 2018 in an underwritten public offering. The consummation of this offering of our common stock is not conditioned on the consummation of the offering of the notes, and the consummation of the offering of the notes is not conditioned on the consummation of this offering of our common stock. If consummated, we intend to use the net proceeds from the concurrent offering of our notes to fund purchases pursuant to our pending offer to purchase up to $175 million aggregate principal amount of our 8 3/4% notes due 2012 (to the extent such pending offer to purchase is consummated) and for general corporate purposes, which may include repayment of our debt, acquisitions, investments, additions to working capital, expenditures related to the divestiture of our Body Systems business, capital expenditures and advances to or investments in our subsidiaries. Our pending offer to purchase our 8 3/4% notes due 2012 may not be consummated for many reasons, including our discretion.

If (i) our pending offer to purchase our 8 3/4% notes due 2012 is not consummated for any reason or (ii) such pending offer to purchase is consummated and less than a majority of the proceeds of the concurrent offering of our notes are used to purchase our 8 3/4% notes due 2012 pursuant to such pending offer to purchase, we intend to use additional proceeds of the concurrent offering of our notes to purchase additional amounts of our 8 3/4% notes due 2012 in privately negotiated transactions, through tender offers, through redemption, in the open market or otherwise in order to comply with covenants under our senior secured credit facility.

There can be no assurances that the concurrent offering of our notes due 2018 will be consummated. If the concurrent offering of our notes due 2018 does not price, the amendment to our senior secured credit facility described under “Summary — Recent Developments” will not go into effect until we price additional capital markets debt and/or equity issuances in amounts required thereunder.

We have broad discretion as to the use of the net proceeds we receive from this offering and any net proceeds from the concurrent offering of our notes due 2018 used for general corporate purposes, and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds we receive from this offering used for general corporate purposes, including for any of the purposes described in “Use of proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of those net proceeds. You will also have to rely upon the judgment of our management with respect to the use of any net proceeds from the concurrent offering of our notes due 2018 used for general corporate purposes. Our management may spend a portion or all of the net proceeds we receive from this offering used for general corporate purposes and any net proceeds from the concurrent offering of our notes due 2018 used for general corporate purposes in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.

Common stock price range and dividends

Our common stock is listed on the NYSE under the symbol “ARM.” The following table sets forth, for the periods indicated, the intraday high and low sales prices per share of our common stock as reported on the NYSE.

	Price range of
	common stock
	High	Low

Fiscal Year ended September 30, 2008
First Quarter ended December 31, 2007	$17.60	$9.17
Second Quarter ended March 31, 2008	14.24	9.08
Third Quarter ended June 30, 2008	17.40	12.11
Fourth Quarter ended September 30, 2008	18.11	9.99
Fiscal Year ending September 30, 2009
First Quarter ended December 31, 2008	$13.70	$2.21
Second Quarter ended March 31, 2009	3.99	0.32	*
Third Quarter ended June 30, 2009	4.42	0.65
Fourth Quarter ended September 30, 2009	9.29	3.14
Fiscal Year ending September 30, 2010
First Quarter ended December 31, 2009	$12.00	$6.80
Second Quarter through February 19, 2010	11.92	8.90

*	On March 17, 2009, we were notified by the New York Stock Exchange (the NYSE) that we had fallen below the NYSE’s continued listing standard related to total market capitalization and stockholders’ equity. On June 1, 2009, we were notified by the NYSE that we had regained compliance with the NYSE’s continued listing standards. We are currently in compliance with the NYSE’s continued listing standards.

The last reported sale price of our common stock on the NYSE on February 19, 2010 was $10.50 per share. As of January 29, 2010, there were 74,308,094 shares of our common stock outstanding.

We declared and paid quarterly cash dividends in the amount of $0.10 per share in each quarter of fiscal year 2008 and in the first quarter of fiscal year 2009. We suspended our cash dividend effective as of the second quarter of fiscal 2009. Our payment of cash dividends and the amount of any dividend are subject to review and change at the discretion of our Board of Directors.

Use of proceeds

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $      million (or $      million if the over-allotment option is exercised in full), after deducting estimated underwriting discounts and our expenses related to this offering. We intend to use the net proceeds from this offering to pay amounts outstanding under our revolving secured credit facility and our U.S. accounts receivable securitization program and for general corporate purposes, which may include additional repayment of our debt, acquisitions, investments, additions to working capital, expenditures related to the divestiture of our Body Systems business, capital expenditures and advances to or investments in our subsidiaries. We may thereafter borrow amounts under our revolving secured credit facility and our U.S. accounts receivable securitization program in accordance with the terms thereof. For information regarding the interest rate and maturity of our revolving credit facility, see the amendment to our senior secured credit facility, which is filed as an exhibit to a Form 8-K we filed with the SEC on February 10, 2010 that is incorporated by reference in the accompanying prospectus. As of January 29, 2010, the interest rate under our U.S. accounts receivable securitization program was 7.5%. Our U.S. accounts receivable securitization program matures in September 2011. Net proceeds may be temporarily invested before use. As a result of the possible repayment of debt to JPMorgan Chase Bank, N.A., Citicorp North America, Inc., UBS Loan Finance LLC, BNP Paribas and Comerica Bank, affiliates of J.P. Morgan Securities Inc., Citigroup Global Markets Inc., UBS Securities LLC, BNP Paribas Securities Corp. and Comerica Securities, Inc., respectively, participating underwriters in this offering, and to The Royal Bank of Scotland PLC and ABN AMRO Bank N.V., affiliates of RBS Securities Inc., a participating underwriter in this offering, this offering is being conducted in accordance with certain conflict of interest rules as described in “Conflicts of interest.”

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2009 on:

•	an actual basis;

•	an as adjusted basis to give effect to the sale of the shares of common stock offered hereby (assuming net proceeds of $150 million and assuming no exercise of the over-allotment option) and the application of the net proceeds therefrom as described under “Use of proceeds”; and

•	an as further adjusted basis to give effect to the concurrent offering of notes due 2018 (assuming $250 million aggregate principal amount of the notes are issued and the net proceeds therefrom are $244 million, and that $188 million of such net proceeds are used to purchase $175 million aggregate principal amount of our 8 3/4% notes due 2012 in our pending offer to purchase, including fees, expenses and tender premiums related thereto, and the remainder of such net proceeds are held in cash).

You should read the following table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes included in our Annual Report on Form 10-K, as amended, for the year ended September 27, 2009 and in our Quarterly Report on Form 10-Q for the quarter ended January 3, 2010, all of which are incorporated by reference in the accompanying prospectus. The as adjusted information may not reflect our cash and cash equivalents and our capitalization in the future.

	December 31, 2009
			As further
			adjusted
			to give
		As adjusted to give	effect to the
		effect to this	concurrent
		offering of our	offering of
	Actual	common stock	notes(1)
	(in millions, except share amounts)

Cash and cash equivalents	$105	$135	$191

Short-term debt
Accounts receivable securitization	$85	$—	$—
Lines of credit and other	4	4	4

Total short-term debt	$89	$4	$4

	December 31, 2009
			As further
			adjusted
			to give
		As adjusted to give	effect to the
		effect to this	concurrent
		offering of our	offering of
	Actual	common stock	notes(1)
	(in millions, except share amounts)

Long-term debt
8 3/4 percent notes due 2012	$276	$276	$101
8 1/8 percent notes due 2015	251	251	251
4.625 percent convertible notes due 2026	300	300	300
4.0 percent convertible notes due 2027	200	200	200
New notes due 2018	—	—	250
Revolving credit facility	35	—	—
Other long-term debt	1	1	1
Unamortized discount on convertible notes	(83)	(83)	(83)
Unamortized gain on swap unwind	21	21	15

Total long-term debt	$1,001	$966	$1,035

Total debt	$1,090	$970	$1,039

Shareowners’ equity:
Preferred stock, without par value; 30,000,000 shares authorized; none issued	$—	$—	$—
Common stock, par value $1 per share; 500,000,000 shares authorized; 74,231,503 shares issued and outstanding, actual; 89,231,503 shares issued and outstanding, as adjusted	72	87	87
Additional paid-in-capital	701	836	836
Accumulated deficit	(1,232)	(1,232)	(1,239)
Accumulated other comprehensive loss	(684)	(684)	(684)

Total shareowner’s equity (deficit) attributable to ArvinMeritor, Inc.	(1,143)	(993)	(1,000)
Non-controlling interest	31	31	31
Total equity (deficit)	(1,112)	(962)	(969)

Total capitalization (including short-term debt)	$(22)	$8	$70

(1)	See “Risk factors — Risks related to the offering — We may not consummate the offering of our notes due 2018 that we are offering concurrently with this offering.” In addition, we may not consummate our pending offer to purchase our 8-3/4% notes due 2012 or we may be required to use additional net proceeds from the concurrent offering of notes due 2018 to purchase our 8-3/4% notes due 2012.

Dilution

The net tangible book value (deficiency) of our common stock on January 3, 2010 was $(1,553) million, or $(20.92) per share of common stock. Net tangible book value (deficiency) per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets of $441 million, and dividing this amount by the number of shares of our common stock outstanding on January 3, 2010.

After giving effect to the sale by us of 15,000,000 shares of common stock in this offering at an assumed public offering price of $10.50 per share, and with assumed net proceeds of $150 million, our adjusted net tangible book value (deficiency) as of January 3, 2010 would have been $(1,403) million, or $(15.72) per share of our common stock. This represents an immediate increase in net tangible book value of $5.20 per share to our existing stockholders and an immediate decrease in the net tangible book value of $26.22 per share to new investors. Dilution in the net tangible book value per share represents the difference between the offering price per share and the net tangible book value per share of our common stock immediately after this offering. The following table illustrates this per share dilution:

Assumed public offering price per common share		$10.50
Net tangible book value (deficiency) per common share before the offering	$(20.92)
Increase per share attributable to this offering	5.20

Net tangible book value (deficiency) per common share after giving effect to the offering		(15.72)

Dilution per common share to new investors		$26.22

If the underwriters exercise their over-allotment option to purchase additional shares in full in this offering at the assumed public offering price of $10.50 per share, the adjusted net tangible book value (deficiency) as of January 3, 2010 after giving effect to this offering would increase to $(15.10) per share, and dilution per share to new investors in this offering would be $25.60 per share.

Material United States federal income and estate tax
consequences to non-U.S. holders

The following is a summary of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment), are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax or exchange of information treaty.

A non-U.S. holder will be subject to backup withholding (currently at a rate of 28%) for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters, for whom J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and UBS Securities LLC are acting as representatives. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, have severally agreed to purchase from us the following respective numbers of shares of our common stock:

Underwriter	Number of shares

J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
UBS Securities LLC
BNP Paribas Securities Corp.
Comerica Securities, Inc.
RBS Securities Inc.

Total	15,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors. The underwriters are committed to purchase all the shares of common stock offered by us hereunder if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Over-allotment option

The underwriters have an option to buy up to 2,250,000 additional shares of our common stock, to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as the shares described above are being offered.

Directed share program

At our request, the underwriters have reserved up to           shares of our common stock for sale by us to certain of our directors at the public offering price through a directed share program. The number of shares of our common stock available for sale to the general public in the public offering will be reduced by the number of directed shares purchased by participants in the program. Any directed shares purchased will be subject to the 90-day lock-up period described below and accordingly, subject to certain exceptions, may not be resold during such 90-day period. Any directed shares not so purchased will be offered by the underwriters to the general public on the same basis as all other shares offered hereby. We have agreed to indemnify the underwriters against certain liabilities and expenses in connection with the sale of the directed shares.

Underwriting discounts and commissions

The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Without	With maximum
	over-allotment	over-allotment
	exercise	exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $      million.

No sales of similar securities

For a period of 90 days after the date of this prospectus supplement, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., other than (A) the sale of the shares to be sold hereunder, (B) the issuance of our common stock upon the exercise or conversion of options, notes, warrants or other securities outstanding on the date hereof (including our 4.0% convertible senior notes due 2027 and 4.625% convertible senior notes due 2026), (C) the issuance of our common stock, options or other securities pursuant to any of our or our subsidiaries’ director or employee benefit or compensation plans in existence on the date hereof or contained as of the date hereof in a definitive proxy statement that we have filed with the SEC and for which we are seeking stockholder approval at our next annual meeting, or awards thereunder and (D) the filing of a registration statement on Form S-8 with respect to any of our director or employee compensation plans, in existence on the date hereof or contained as of the date hereof in a definitive proxy statement that we have filed with the SEC.

Certain of our directors and officers have entered into lock-up agreements with J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. pursuant to which each of them, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any such offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case other than (A) transfers of our common stock or such other securities as a bona fide gift or gifts, (B) transfers of our common stock or such other securities to any immediate family member of such person or trust for the direct or indirect benefit of such person and/or any immediate family member of such person, (C) upon the death of such person, transfers of our common stock or such other securities by the estate of such person, (D) distributions of our common stock or such other securities to members or stockholders of such person, (E) transfers of our common stock or such other securities pursuant to a Rule 10b5-1 trading plan in effect on the date hereof, (F) the exercise of any options to acquire our common stock held by such person into our common stock, (G) transfers of our common stock (x) issuable upon exercise of options held by such person, (y) issuable upon vesting of restricted stock units held by such person or (z) underlying restricted stock awards held by such person that become vested, in each case limited to the amount necessary to pay any tax liabilities associated with such exercise or vesting, and (H) transfers of our common stock or other such securities acquired by such person in the open market after the date hereof; provided that in the case of any transfer or distribution pursuant to clause (A), (B), (C) or (D), each donee, transferee or distributee shall execute and deliver to J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. a lock-up letter in the form of this paragraph; and provided, further, that in the case of any transfer or distribution pursuant to clause (A), (B), (C) or (D), no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 90-day restricted period referred to above).

Notwithstanding the foregoing paragraphs, if (1) during the last 17 days of the 90-day restricted period referred to above, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period referred to above, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period referred to above, the restrictions on us and certain of our directors and officers described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Price stabilization and short positions

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them. These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Our relationships

Certain of the underwriters or their affiliates are participating as underwriters of our offering of our notes due 2018 in an underwritten public offering occurring concurrently with this offering of our common stock, and certain of the underwriters will be acting as dealer managers for our pending offer to purchase up to $175 million aggregate principal amount of our 8 3/4% notes due 2012. Certain of the underwriters or their affiliates are holders of our 8 3/4% notes due 2012 that are subject to such pending offer to purchase. In addition, certain of the underwriters or their affiliates are lenders under our senior secured credit facility. From time to time in the ordinary course of their respective businesses, the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, investment management, investment banking, derivatives and/or financial advisory and other commercial transactions and services with us and our affiliates for which they have received or will receive customary fees and commissions.

Selling restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of our common stock, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the shares where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement, the accompanying prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to prospective investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus supplement. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

Notice to prospective investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in France

Neither this prospectus supplement nor any other offering material relating to the securities described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the securities has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the securities to the public in France.

Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The securities may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to prospective investors in Switzerland

This prospectus supplement, as well as any other material relating to the shares of common stock which are the subject of the offering contemplated by this prospectus supplement, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares of common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares of common stock, including, but not limited to, this prospectus supplement, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The shares of common stock are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares of common stock with the intention to distribute them to the public. The investors will be individually approached by the underwriters from time to time.

This prospectus supplement, as well as any other material relating to the shares of common stock, are personal and confidential and do not constitute an offer to any other person. This prospectus supplement may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to prospective investors in Italy

The offering of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa (the “CONSOB”)) pursuant to Italian securities legislation and, accordingly, our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus supplement or the accompanying prospectus or any other documents relating to our common stock or the offer be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended (“Regulation No. 11522”), or in other circumstances where an exemption from the rules governing solicitations to the public at large applies in accordance with Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended (the “Italian Financial Law”), and Article 33 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of our common stock or distribution of copies of this prospectus supplement or the accompanying prospectus or any other document relating to our common stock or the offer in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), the Italian Financial Law, Regulation No. 11522 and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy. Any investor purchasing shares of our common stock in the offer is solely responsible for ensuring that any offer or resale of shares it purchased in the offer occurs in compliance with applicable laws and regulations. This prospectus supplement and the accompanying prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Conflicts of interest

More than 5% of the proceeds of the offering may be used to repay borrowings we have received from JPMorgan Chase Bank, N.A., Citicorp North America, Inc., UBS Loan Finance, LLC, BNP Paribas and Comerica Bank, affiliates of J.P. Morgan Securities Inc., Citigroup Global Markets Inc., UBS Securities LLC, BNP Paribas Securities Corp. and Comerica Securities, Inc., respectively, participating underwriters in this offering, and from The Royal Bank of Scotland PLC and ABN AMRO Bank N.V., affiliates of RBS Securities Inc., a participating underwriter in this offering. Because of the foregoing, a “conflict of interest” may be deemed to exist under NASD Rule 2720 of the Financial Industry Regulatory Authority. As a result, the offering is being conducted in accordance with the applicable provisions and exemptions of Rule 2720. In addition, in accordance with Rule 2720, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., UBS Securities LLC, BNP Paribas Securities Corp., Comerica Securities, Inc. and RBS Securities Inc. will not make sales to discretionary accounts without the prior written consent of the customer.

Concurrent offering of notes

Concurrently with this offering of our common stock, we are offering our notes due 2018 in an underwritten public offering. The consummation of this offering of our common stock is not conditioned on the consummation of the offering of the notes, and the consummation of the offering of the notes is not conditioned on the consummation of this offering of our common stock. If consummated, we intend to use the net proceeds from the concurrent offering of our notes to fund purchases pursuant to our pending offer to purchase up to $175 million aggregate principal amount of our 8 3/4% notes due 2012 (to the extent such pending offer to purchase is consummated) and for general corporate purposes, which may include repayment of our debt, acquisitions, investments, additions to working capital, expenditures related to the divestiture of our Body Systems business, capital expenditures and advances to or investments in our subsidiaries. Our pending offer to purchase our 8 3/4% notes due 2012 may not be consummated for many reasons, including our discretion.

If (i) our pending offer to purchase our 8 3/4% notes due 2012 is not consummated for any reason or (ii) such pending offer to purchase is consummated and less than a majority of the proceeds of the concurrent offering of our notes are used to purchase our 8 3/4% notes due 2012 pursuant to such pending offer to purchase, we intend to use additional proceeds of the concurrent offering of our notes to purchase additional amounts of our 8 3/4% notes due 2012 in privately negotiated transactions, through tender offers, through redemption, in the open market or otherwise in order to comply with covenants under our senior secured credit facility.

Legal matters

The validity of the securities offered by this prospectus supplement and the accompanying prospectus will be passed on for us by Chadbourne & Parke LLP, New York, New York, as to New York law, and by Baker & Daniels LLP, Indianapolis, Indiana, as to Indiana law. Certain legal matters in connection with this offering will be passed on for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

The financial statements and the related financial statement schedule, incorporated in the accompanying prospectus by reference from our Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended September 27, 2009, and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated November 18, 2009 (which reports (1) express an unqualified opinion on the consolidated financial statements and related financial statement schedule and include an explanatory paragraph relating to the company’s change in the measurement date of its defined benefit plan assets and liabilities to coincide with its year end and recognition of the funded status of its defined benefit and other postretirement plans and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated by reference in the accompanying prospectus. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

ArvinMeritor, Inc.

Debt Securities
Common Stock
(including the associated preferred share purchase rights)
Preferred Stock
Warrants to Purchase Debt Securities
Warrants to Purchase Common Stock
Warrants to Purchase Preferred Stock
Guarantees of Debt Securities

We may use this prospectus at any time or from time to time to offer, in one or more offerings, our debt securities, shares of our common stock, shares of our preferred stock, or warrants to purchase our debt securities, common stock or preferred stock. Any or all of the securities may be offered and sold separately or together. This prospectus also covers guarantees, if any, of our payment obligations under any debt securities, which may be given by certain of our subsidiaries, on terms to be determined at the time of the offering. The debt securities and preferred stock may be convertible into or exchangeable or exercisable for other securities. This prospectus describes the general terms of these securities and the general manner in which we will offer them. We will provide the specific terms of these securities, and the manner in which these securities will be offered, in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplements before you invest.

We may sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering.

Our common stock is listed on the New York Stock Exchange under the symbol “ARM”.

Investing in these securities involves certain risks. See “Risk Factors” on page 3. You should carefully consider the risk factors described in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus or in any applicable prospectus supplement before you decide to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 24, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission, or the SEC. By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, our debt securities, shares of our common stock, shares of our preferred stock, warrants to purchase our debt securities, common stock or preferred stock or any combination of the securities described in this prospectus, up to a maximum aggregate offering price of $750,000,000. This prospectus also covers guarantees, if any, of our payment obligations under any debt securities, which may be given by certain of our subsidiaries, on terms to be determined at the time of the offering.

This prospectus provides you with a general description of the securities we may offer and the manner in which we may offer them. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities and the manner in which they will be offered. The applicable prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplements together with the additional information described below under the headings “Where You Can Find More Information” and “Documents Incorporated by Reference”.

You should rely only on the information contained in or incorporated by reference in this prospectus and in any applicable prospectus supplement. In the event the information set forth in a prospectus supplement differs in any way from the information set forth in this prospectus, you should rely on the information set forth in the prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the document or that the information we have filed and will file with the SEC that is incorporated by reference in this prospectus is accurate as of any date other than the filing date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates.

References in this prospectus to “ArvinMeritor”, “the company”, “we”, “us” and “our” are to ArvinMeritor, Inc., its subsidiaries and its predecessors, unless the context indicates otherwise. The term “you” refers to a prospective investor.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information, including the registration statement of which this prospectus is a part and exhibits to the registration statement, with the SEC. Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of any document we file at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us, including our SEC filings, is also available on our website at http://www.arvinmeritor.com. The information contained on and linked from our Internet site is not incorporated by reference into this prospectus.

You may also inspect reports, proxy statements and other information about us at the offices of The New York Stock Exchange at 20 Broad Street, New York, New York 10005.

DOCUMENTS INCORPORATED BY REFERENCE

We are “incorporating by reference” in this prospectus specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information contained in documents that we file in the future with the SEC automatically will update and supersede earlier information contained in or incorporated by reference in this prospectus or a prospectus supplement (any information so updated or superseded will not constitute a part of this prospectus, except as so updated or superseded).

We incorporate by reference in this prospectus the documents listed below and any documents that we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus and prior to the termination of the offering under this prospectus:

•	Our Annual Report on Form 10-K for the year ended September 27, 2009;

•	Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended September 27, 2009;

•	Our current report on Form 8-K filed on November 12, 2009; and

•	The description of our common stock contained in our Registration Statement on Form S-4, as amended (File No. 333-36448), dated June 2, 2000, including any amendment or report that updates such description.

Notwithstanding the foregoing, we are not incorporating any document or information furnished and not filed in accordance with SEC rules. Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to ArvinMeritor, Inc., 2135 West Maple Road, Troy, Michigan 48084-7186, Attention: Investor Relations, (248) 435-1000.

CAUTIONARY STATEMENT

This prospectus, and documents that are incorporated by reference in this prospectus, contain statements relating to our future results (including certain projections and business trends) that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “estimate,” “should,” “are likely to be,” “will” and similar expressions. There are risks and uncertainties as well as potential substantial costs relating to our announced plans to divest the body systems business of our Light Vehicle Systems segment (“LVS”) and any of the strategic options under which to pursue such divestiture. In the case of any sale of all or a portion of the business, these risks and uncertainties include the timing and certainty of completion of any sale, the terms upon which any purchase and sale agreement may be entered into (including potential substantial costs) and whether closing conditions (some of which may not be within our control) will be met. In the case of any shut down of portions of the business, these risks and uncertainties include the amount of substantial severance and other payments as well as the length of time we will continue to have to operate the business, which is likely to be longer than in a sale scenario. There is also a risk of loss of customers of this business due to the uncertainty as to the future of this business. In addition, actual results may differ materially from those projected as a result of substantial costs, certain risks and uncertainties, including but not limited to global economic and market cycles and conditions, including the recent global economic crisis; the demand for commercial, specialty and light vehicles for which we supply products; availability and sharply rising costs of raw materials, including steel; risks inherent in operating abroad (including foreign currency exchange rates and potential disruption of production and supply due to terrorist attacks or acts of aggression); whether our liquidity will be affected by declining vehicle production volumes in the future; original equipment manufacturer (“OEM”) program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of our company, our suppliers and customers, including potential disruptions in supply of parts to our facilities or demand for our products due to work stoppages; the financial condition of our suppliers and customers, including potential bankruptcies; possible adverse effects of any future suspension of normal trade credit terms by our suppliers; potential difficulties competing with companies that have avoided their existing contracts in bankruptcy and reorganization proceedings; successful integration of acquired or merged businesses; the ability to achieve the expected annual savings and synergies from past and future business combinations and the ability to achieve the expected benefits of restructuring actions; success and timing of potential divestitures; potential impairment of long-lived assets, including goodwill; potential adjustment of the value of deferred tax assets; competitive product and pricing pressures; the amount of our debt; our ability to continue to comply with covenants in our financing agreements; our ability to access capital markets; credit ratings of our debt; the outcome of existing and any future legal proceedings, including any litigation with respect to environmental or asbestos-related matters; the outcome of actual and potential product liability, warranty and recall claims; rising costs of pension and other postretirement benefits; and possible changes in accounting rules; as well as other substantial costs, risks and uncertainties, including but not limited to those detailed in our Annual Report on Form 10-K for the year ended September 27, 2009 and from time to time in our other filings with the SEC. See also the following portions of our Annual Report on Form 10-K for the year ended September 27, 2009: Item 1. Business, “Customers; Sales and Marketing”; “Competition”; “Raw Materials and Supplies”; “Strategic Initiatives”; “Employees”; “Environmental Matters”; “International Operations”; and “Seasonality; Cyclicality”; Item 1A. Risk Factors; Item 3. Legal Proceedings; and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

OUR COMPANY

We are a premier global supplier of a broad range of integrated systems, modules and components to original equipment manufacturers (“OEMs”) and the aftermarket for the commercial vehicle, transportation and industrial sectors. We serve commercial truck, trailer, off-highway, military, bus and coach and other industrial OEMs and certain aftermarkets, and light vehicle OEMs.

We were incorporated in Indiana in 2000 in connection with the merger of Arvin Industries, Inc. and Meritor Automotive, Inc. Our executive offices are located at 2135 West Maple Road, Troy, Michigan 48084. Our telephone number is (248) 435-1000.

Our fiscal year ends on the Sunday nearest September 30. Our fiscal quarters end on the Sundays nearest December 31, March 31 and June 30. All year and quarter references relate to our fiscal year and fiscal quarters, unless otherwise stated. For ease of presentation, September 30, December 31 and March 31 are sometimes used in this prospectus to represent our fiscal year end, fiscal first quarter end and fiscal second quarter end, respectively.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus involves a high degree of risk. You should carefully consider the information included and incorporated by reference in this prospectus and the applicable prospectus supplement before you decide to purchase these securities, including the risk factors incorporated by reference from our Annual Report on Form 10-K for the year ended September 27, 2009, as updated by periodic and current reports that we file with the SEC after the date of this prospectus. Any of these risks could cause our actual results to vary materially from recent results or from anticipated future results or could materially and adversely affect our business, financial condition and results of operations. The occurrence of any of these risks might cause you to lose all or part of your investment in these securities. Please also refer to the section above entitled “Cautionary Statement”.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, we anticipate that the net proceeds from the sale of the securities offered by this prospectus will be used for general corporate purposes. Net proceeds may be temporarily invested before use.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated.

	Fiscal Year Ended September 30,
	2009		2008	2007		2006		2005

Ratio of earnings to fixed charges	N/A	(1)	1.69	N/A	(2)	N/A	(3)	1.04

For purposes of this table: “Earnings” are defined as pre-tax income from continuing operations adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest. “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.

(1)	The ratio coverage was less than 1:1. The company would have needed to generate additional pretax earnings of $351 million to achieve coverage of 1:1.

(2)	The ratio coverage was less than 1:1. The company would have needed to generate additional pretax earnings of $110 million to achieve coverage of 1:1.

(3)	The ratio coverage was less than 1:1. The company would have needed to generate additional pretax earnings of $4 million to achieve coverage of 1:1.

DESCRIPTION OF DEBT SECURITIES

We may issue the debt securities offered by this prospectus under an existing indenture dated as of April 1, 1998, as supplemented as of July 7, 2000, July 6, 2004 and June 23, 2006, between us and The Bank of New York Mellon Trust Company, N.A. (as successor to BNY Midwest Trust Company as successor to The Chase Manhattan Bank), as trustee. We have summarized certain provisions of this indenture below. The summary is not complete and is qualified in its entirety by reference to the indenture. The indenture has been incorporated by reference as an exhibit to the registration statement for these securities that we have filed with the SEC. In addition to our existing indenture described below, we may issue subordinated and/or convertible debt securities, pursuant to another indenture to be entered into after the date of this prospectus, the form of which has been filed as an exhibit to the registration statement for the securities that we have filed with the SEC. If we elect to issue debt securities under another indenture, we will describe certain provisions of that indenture in a supplement to this prospectus. To the extent that debt securities are guaranteed, the guarantees will be set forth in the applicable indenture or supplements thereto.

When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a supplement to this prospectus.

We encourage you to carefully read the summary below, the applicable prospectus supplements and the indenture.

General

Our existing indenture provides that we may issue debt securities in one or more series and does not limit the amount of debt securities that may be issued. Unless we indicate otherwise in the applicable prospectus supplement, the debt securities will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness. We may issue debt securities with terms different from those of debt securities that we have previously issued. We may also issue additional amounts of a series of debt securities without the consent of the holders of that series.

The applicable prospectus supplement will describe the terms of any series of debt securities being offered, including the following:

•	the title and principal amount of the series,

•	if other than U.S. dollars, the currency or currencies in which the debt securities are denominated or payable and the manner for determining the equivalent amount in U.S. dollars;

•	the date or dates on which the principal (and any premium) will be payable, or the method for determining these date(s);

•	the interest rate or rates, or the method of determining the rate or rates, at which the debt securities will bear interest;

•	the date or dates from which interest will accrue and the date or dates on which interest will be payable;

•	the place or places where payments will be made;

•	any provisions for redemption of the debt securities at our option;

•	any provisions that would obligate us to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder;

•	the portion of the principal amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount;

•	whether we will issue the debt securities as registered securities, bearer securities or both, and other terms with respect to bearer securities;

•	whether we will issue the debt securities in the form of global securities, the depositary for global securities and provisions for depository arrangements and other applicable terms;

•	whether we will pay any additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay those additional amounts;

•	any provision that would determine payments on the debt securities by reference to an index;

•	the person to whom we will pay any interest, if other than the record holder on the applicable record date;

•	the manner in which we will pay interest on any bearer debt security, if other than upon presentation and surrender of the coupons;

•	the manner in which any interest payable on any temporary global security will be paid on an interest payment date;

•	any changes in or additions to the events of default or covenants contained in the indenture;

•	any defeasance or covenant defeasance provisions;

•	the designation of the initial exchange rate agent, if applicable;

•	any conversion or exchange features of the debt securities;

•	the terms of subordination applicable to any series of subordinated securities;

•	the identity of the trustee, authenticating agent, security registrar and/or paying agent, if other than the trustee; and

•	any other terms of the debt securities (which will not conflict with the terms of the indenture).

We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any material special U.S. federal income tax considerations or other material special considerations applicable to debt securities we sell at an original issue discount, we will describe them in the applicable prospectus supplement. In addition, we will describe in the applicable prospectus supplement any material special U.S. federal income tax considerations and any other material special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars.

Other than the protections which may otherwise be afforded holders of debt securities as a result of the operation of the covenants described under “— Covenants” below or as may be made applicable to the debt securities as described in the applicable prospectus supplement, there are no covenants or other provisions contained in the indenture that may afford holders of debt securities protection if there is a leveraged buyout or other highly leveraged transaction involving us.

Form and Denominations

We may issue a particular series of debt securities as registered securities, bearer securities or as both registered and bearer securities. Unless we indicate otherwise in the applicable prospectus supplement, we will issue registered securities denominated in U.S. dollars in multiples of $1,000 and bearer securities denominated in U.S. dollars in multiples of $10,000. The indenture provides that we may issue debt securities in global form and in any denomination. Please see “— Global Securities” below. Unless otherwise indicated in the applicable prospectus supplement, bearer securities (other than global securities) will have interest coupons attached.

Registration, Transfer and Exchange

A holder may exchange registered debt securities for other registered debt securities of the same series, in authorized denominations and with the same principal amount and terms. If debt securities of any series may be issued in both registered and bearer form, the holder may, subject to applicable laws, exchange bearer debt securities for registered debt securities of the same series, in authorized denominations and with the same principal amount and terms. All unmatured coupons, and all matured coupons in default, must be surrendered with the bearer debt security, with one exception. If a holder surrenders bearer debt securities in exchange for registered debt securities of the same series after a record date for the payment of interest and before the interest payment date, the bearer debt securities will be surrendered without the coupon relating to the interest payment. Interest will not be payable in respect of the registered debt security issued in exchange for the bearer debt security, and will be payable only to the holder of the coupon when due in accordance with the terms of the indenture. Unless otherwise specified in the prospectus supplement relating to a particular series, bearer debt securities will not be issued in exchange for registered debt securities.

Debt securities may be exchanged, and a transfer of registered debt securities may be registered, at the office of the security registrar. We may also designate a transfer agent for this purpose for any series of debt securities. No service charge will be made for any exchange or transfer, but payment of any taxes or other governmental charges will be required. We may change the place for exchange and registration of transfer, and may rescind any designation of a transfer agent, at any time. If debt securities of a series are issuable in registered form, we will be required to maintain a transfer agent in each place of payment for that series. If debt securities of a series are issuable in bearer form, we will be required to maintain (in addition to the security registrar) a transfer agent in a place of payment for that series located outside the United States. We may at any time designate additional transfer agents with respect to any series of debt securities.

If debt securities of a particular series are to be redeemed, we will not be required to issue, exchange or register the transfer of:

•	any debt securities of that series, during a period beginning 15 days before selection of debt securities to be redeemed and ending at the close of business on the day the redemption notice is mailed (in the case of registered debt securities) or the day the notice of redemption is first published (in the case of bearer debt securities);

•	any registered debt security selected for redemption, except the unredeemed portion of any debt security being redeemed in part; or

•	any bearer debt security selected for redemption unless it is exchanged for a registered debt security of that series and the registered debt security is then surrendered for redemption.

Global Securities

We may issue one or more series of the debt securities in the form of global securities that will be deposited with a depositary. This means that we will not issue certificates to each holder of debt securities of that series. Instead, one or more global securities will be issued to the depositary, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased these debt securities. The participant will then keep a record of its clients who purchased these debt securities.

Beneficial interests in global securities will be shown on, and transfers of those interests will be made only through, records maintained by the depositary and its participants. We will make payments on the debt securities represented by a global security only to the depositary, as the registered holder of these debt securities. All payments to the participants are the responsibility of the depositary, and all payments to the beneficial holders of the debt securities are the responsibility of the participants.

Certificates for the debt securities of the series in question may be issued to beneficial holders in some circumstances, including termination of the depositary arrangements by us or the depositary.

If debt securities are to be issued as global securities, the prospectus supplement will name the depositary and will describe the depository arrangements and other applicable terms.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payments for registered debt securities will be made at the office of the trustee in New York, New York. However, we may choose instead to pay interest on registered debt securities by (i) check mailed to the address of the registered owner or (ii) transfer to an account located in the United States maintained by the registered owner. Unless otherwise indicated in the applicable prospectus supplement, each interest payment on registered debt securities will be made to the person in whose name the debt security is registered at the close of business on the regular record date for the interest payment.

We may from time to time designate additional offices or agencies for payment with respect to any debt securities, approve a change in the location of any such office or agency and, except as provided above, rescind the designation of any such office or agency.

Payments on any debt securities that are payable in a currency other than dollars may be made in dollars in certain circumstances when that currency is no longer used. The prospectus supplement for any such debt securities will describe the circumstances in which this will occur.

Any moneys we deposit with the trustee or paying agent for the payment of principal (or premium, if any) or interest, if any, on any debt security or coupon that remains unclaimed at the end of two years after the payment is due and payable will be repaid to us upon our request. Thereafter, the holder of the debt security or coupon will look only to us for that payment.

Guarantees

Certain subsidiaries of ours named as registrants in the registration statement of which this prospectus is a part, or any combination of them, may guarantee any or all of the series of debt securities. Guarantees may be full or limited, senior or subordinated, secured or unsecured, or any combination thereof. In all cases, however, the obligations of each guarantor under its guarantee will be limited as necessary to prevent the guarantee from being rendered voidable under fraudulent conveyance, fraudulent transfer or similar laws affecting the rights of creditors generally. The guarantees will not place a limitation on the amount of additional indebtedness that may be incurred by the guarantors.

Certain Definitions

The following is a summary of certain defined terms used in the restrictive covenants contained in the indenture. We refer you to the indenture for a full description of all of these terms, as well as any other terms used for which no definition is provided.

•	“Subsidiary” means a corporation of which we directly or indirectly own sufficient shares of voting stock to elect a majority of the board of directors.

•	“Restricted subsidiary” means any subsidiary other than an unrestricted subsidiary. “Wholly-owned restricted subsidiary” means a restricted subsidiary of which we directly or indirectly own all of the outstanding capital stock and all of the funded debt.

•	“Unrestricted subsidiary” means any subsidiary we designate as such from time to time. We may from time to time designate any restricted subsidiary as an unrestricted subsidiary and any unrestricted subsidiary as a restricted subsidiary; provided that:

•	we may not designate a subsidiary as an unrestricted subsidiary unless at the time of the designation the subsidiary does not own, directly or indirectly, any capital stock of any restricted subsidiary or any funded debt or secured debt of ours or any of our restricted subsidiaries; and

•	we may not designate a subsidiary as restricted or unrestricted unless, immediately after the designation, no default or event of default under the indenture will exist.

Unrestricted subsidiaries will not be restricted by the various provisions of the indenture applicable to restricted subsidiaries, and the debt of unrestricted subsidiaries will not be consolidated with that of us or our restricted subsidiaries in calculating consolidated funded debt under the indenture.

•	“Consolidated funded debt” means the funded debt of us and our restricted subsidiaries, determined in accordance with generally accepted accounting principles. “Funded debt” means (a) indebtedness for money borrowed having a maturity of more than 12 months, (b) certain obligations in respect of lease rentals and (c) the higher of the par value or liquidation value of preferred stock of a restricted subsidiary that is not owned by us or a wholly-owned restricted subsidiary, but does not include certain debt subordinate to the debt securities.

•	“Secured debt” means indebtedness for money borrowed (other than indebtedness among us and our restricted subsidiaries), which is secured by a mortgage or other lien on any principal property of ours or a restricted subsidiary or a pledge, lien or other security interest on the stock or indebtedness of a restricted subsidiary.

•	“Principal property” includes any real property (including buildings and other improvements) of ours or a restricted subsidiary, owned at or acquired after April 1, 1998 (other than any pollution control facility, cogeneration facility or small power production facility acquired after April 1, 1998), which (i) has a book value in excess of 2.5% of consolidated net tangible assets and (ii) in the opinion of our board of directors is of material importance to the total business conducted by us and our restricted subsidiaries as a whole.

•	“Consolidated net tangible assets” means, at any date of computation, the total amount of our consolidated assets and our consolidated subsidiaries, less the sum of (a) all current liabilities, except for (i) any short-term debt, (ii) any current portion of long-term debt and (iii) any current portion of obligations under capital leases, and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense (less unamortized debt premium) and other like intangibles as shown on a balance sheet of us and our consolidated subsidiaries prepared not more than 90 days prior to the date of computation, in all cases computed in accordance with generally accepted accounting principles.

•	“Sale and lease-back transaction” means, subject to certain exceptions, sales or transfers of any principal property owned by us or any restricted subsidiary which has been in full operation for more than 180 days prior to the sale or transfer, where we have or the restricted subsidiary has the intention of leasing back the property for more than 36 months but discontinuing the use of the property on or before the expiration of the term of the lease.

Covenants

Limitations on Liens.  We and our restricted subsidiaries may not create, incur, assume or suffer to exist any secured debt without equally and ratably securing the outstanding debt securities. These restrictions do not apply to:

•	secured debt existing at April 1, 1998;

•	liens on property acquired or constructed after April 1, 1998 by us or a restricted subsidiary and created at the time of, or within twelve months after, the acquisition or the completion of the construction to secure all or any part of the purchase price of the property or the cost of the construction;

•	mortgages on property of ours or a restricted subsidiary created within twelve months of completion of construction of a new plant or plants on the property to secure all or part of the cost of the construction;

•	liens on property existing at the time the property is acquired;

•	liens on stock acquired after April 1, 1998 by us or a restricted subsidiary if the aggregate cost of all such stock does not exceed 15% of consolidated net tangible assets;

•	liens securing indebtedness of a successor corporation of ours to the extent permitted by the indenture;

•	liens securing indebtedness of a restricted subsidiary outstanding at the time it became a restricted subsidiary;

•	liens securing indebtedness of any person outstanding at the time it is merged with or substantially all its properties are acquired by us or any restricted subsidiary;

•	liens on property or on the outstanding shares or indebtedness of a corporation existing at the time the corporation becomes a restricted subsidiary;

•	liens created, incurred or assumed in connection with an industrial revenue bond, pollution control bond or similar financing arrangement between us or any restricted subsidiary and any federal, state or municipal government or other governmental body or agency;

•	extensions, renewals or replacements of the foregoing permitted liens to the extent of their original amounts;

•	liens in connection with government and certain other contracts;

•	certain liens in connection with taxes or legal proceedings;

•	certain other liens not related to the borrowing of money; and

•	liens in connection with sale and lease-back transactions as described under “— Limitations on Sale and Lease-Back”.

In addition, we and our restricted subsidiaries may have secured debt not otherwise permitted without equally and ratably securing the outstanding debt securities if the sum of:

•	the amount of such secured debt, plus

•	the aggregate value of sale and lease-back transactions (subject to certain exceptions) described below, does not exceed 15% of consolidated net tangible assets.

Limitations on Sale and Lease-Back.  Sale and lease-back transactions are prohibited unless:

•	we or our restricted subsidiaries are entitled to incur secured debt equal to the amount realizable upon the sale or transfer secured by a mortgage on the property to be leased without equally and ratably securing the outstanding debt securities; or

•	an amount equal to the greater of net proceeds of the sale or fair value of the property sold as determined by our board of directors is applied within 180 days of the transaction:

•	to the retirement of consolidated funded debt or indebtedness of ours or a restricted subsidiary that was funded debt at the time it was created; or

•	to the purchase of other principal property having a value at least equal to the greater of such amounts; or

•	the sale and lease-back transaction involved was an industrial revenue bond, pollution control bond or similar financing arrangement between us or any restricted subsidiary and any federal, state, municipal government or other governmental body or agency.

Limitations on Certain Consolidations, Mergers and Sales of Assets.  We may consolidate with or merge into any other corporation, or convey or transfer our properties and assets substantially as an entirety to any other entity, so long as certain specified conditions are met, including:

•	the corporation surviving the merger or consolidation, or which acquires the assets, is organized under the laws of the United States, or any state of the United States, and expressly assumes our obligations under the indenture; and

•	after giving effect to the transaction, there is no event of default under the indenture (as defined below) or event which, after notice or lapse of time or both, would become an event of default.

If, upon our merger or consolidation or any conveyance or transfer of our properties and assets, any principal property of ours or a restricted subsidiary would become subject to any mortgage, security interest, pledge, lien or encumbrance not otherwise permitted under the indenture, we will, prior to the transaction, secure the outstanding debt securities, equally and ratably with any other indebtedness then entitled to be so secured, by a direct lien on the principal property and certain other properties. The successor corporation formed by the consolidation or merger, or to which the conveyance or transfer is made, shall succeed to and be substituted for us under the indenture and thereafter we will be relieved of all obligations and covenants under the indenture, the debt securities and any coupons.

Defeasance and Covenant Defeasance

Defeasance.  The prospectus supplement will state whether the indenture’s defeasance provisions apply to the series of debt securities being offered. If these provisions do apply, we will be discharged from our obligations in respect of the debt securities of the series if we irrevocably deposit with the trustee, in trust, sufficient money or U.S. government securities to pay the principal of (and premium, if any) and interest, if any, and any other sums payable on the debt securities when due. We must also deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to the same federal income tax consequences as if the deposit, defeasance and discharge had not occurred. The opinion must be based on a ruling of the Internal Revenue Service or a change in applicable federal income tax law that occurred after April 1, 1998. In the event of the deposit and discharge, the holders of the debt securities would thereafter be entitled to look only to the trust fund for payments on the debt securities.

Covenant Defeasance.  The prospectus supplement will state whether the indenture’s covenant defeasance provisions apply to the series of debt securities being offered. If these provisions apply, (i) we may omit to comply with certain covenants (including the limitations on liens and sale and lease-back transactions) and (ii) the noncompliance will not be deemed to be an event of default under the indenture and the debt securities, if we irrevocably deposit with the trustee, in trust, sufficient money or U.S. government securities to pay the principal of (and premium, if any), interest, if any, and any other sums payable on the debt securities when due. We must also deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance of certain obligations and will be subject to the same federal income tax consequences as if the deposit, defeasance and discharge had not occurred. Our obligations under the indenture and debt securities other than with respect to the covenants referred to above and the events of default other than the event of default referred to above will remain in full force and effect.

Modification of Indenture and Waiver of Certain Covenants

Without the consent of the holders of the debt securities of each series affected, we and the trustee may execute a supplemental indenture for limited purposes, including adding to our covenants or events of default, curing ambiguities, appointing a successor trustee and other changes that do not adversely affect the rights of a holder of debt securities.

With the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected, we and the trustee may also execute a supplemental indenture to change the indenture or modify the rights of the holders of debt securities of any series. However, the consent of the holder of each outstanding debt security affected is required for execution of a supplemental indenture that would (i) change the maturity of principal of or interest, if any, on any debt security, reduce the amount of any principal, premium or interest payment, change the currency in which any debt security is payable or impair the right to bring suit to enforce any payment rights, or (ii) reduce the percentage of holders of debt securities of the series whose consent is required to authorize the supplemental indenture.

The holders of a majority of the outstanding principal amount of the debt securities of any series may waive our compliance with certain covenants in the indenture with respect to that series.

The indenture contains provisions for determining whether the holders of the requisite percentage of outstanding principal amount of a series of debt securities have given any request, demand, authorization, direction, notice, consent or waiver or whether a quorum is present at a meeting of holders of debt securities, in cases where debt securities were issued at a discount, where the principal amount was denominated in a foreign currency, or where the principal amount is determined with reference to an index. In addition, for these purposes, debt securities owned by us or our affiliates are deemed not to be outstanding. The indenture also contains provisions for convening meetings of the holders of a series issuable as bearer debt securities, which may be called by the trustee and also by us or the holders of at least 10% in principal amount of the outstanding debt securities of that series.

Defaults and Certain Rights on Default

An “event of default” with respect to any series of debt securities is defined in the indenture as any of the following events:

•	failure to pay any interest on the debt securities of the series for 30 days after it is due;

•	failure to pay principal of (and premium, if any, on) the debt securities of the series when due, whether at maturity, upon acceleration or upon redemption;

•	failure to perform any other covenant in the indenture for 90 days after notice;

•	certain events of bankruptcy, insolvency, receivership or reorganization relating to us; or

•	any other event of default made applicable to a particular series of debt securities and described in the applicable prospectus supplement for that series.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series. We are required to deliver to the trustee annually a written statement as to the fulfillment of our obligations under the indenture.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% of the outstanding principal amount of the debt securities of the series may declare the principal amount of all the debt securities of the series to be immediately due and payable. The declaration may, under certain circumstances, be rescinded by the holders of a majority of the outstanding principal amount of the debt securities of the series.

Other than its duties in case of an event of default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request of any of the holders of debt securities, unless the holders offer to the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, subject to certain limitations described in the indenture, the holders of a majority of the outstanding principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. The holders of a majority of the outstanding principal amount of the debt securities of any series may waive any past default with respect to debt securities of the series except a default in payment on any of the debt securities of the series or a default with respect to a covenant that cannot be modified without the consent of the holder of each debt security affected.

Conversion Rights

If applicable, the terms of debt securities of any series that are convertible into or exchangeable for our common stock or other securities will be described in an applicable prospectus supplement. These terms will describe whether conversion or exchange is mandatory, at the option of the holder or at our option. These terms may include provisions pursuant to which the number of shares of our common stock or other securities to be received by the holders of debt securities would be subject to adjustment.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Concerning the Trustee

The trustee is one of a number of banks with which we maintain ordinary banking relationships and credit facilities.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, as amended or superseded by any applicable prospectus supplement, includes a summary of certain provisions of our restated articles of incorporation, our amended by-laws and our shareholder rights plan. This description is subject to the detailed provisions of, and is qualified by reference to, our restated articles of incorporation, our amended by-laws and our shareholder rights plan, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

We are authorized to issue (1) 500,000,000 shares of common stock, with a par value of $1 per share, of which 74,269,521 shares were outstanding as of November 2, 2009 and (2) 30,000,000 shares of preferred stock, without par value, of which 2,000,000 shares are designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights. For a more detailed discussion of our preferred share purchase rights and how they relate to our common stock, see “— Shareholder Rights Plan”. The authorized shares of our common stock and preferred stock are available for issuance without further action by our shareowners, unless the action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our shareowners is not so required, our board of directors may determine not to seek shareowner approval.

Certain of the provisions described below could have the effect of discouraging transactions that might lead to a change of control of us. In addition, see “— Shareholder Rights Plan” below. These provisions:

•	establish a classified board of directors whereby our directors are elected for staggered terms in office so that only one-third of our directors stand for election in any one year;

•	require shareowners to provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners;

•	require a supermajority vote to remove a director or to amend or repeal certain provisions of our restated articles of incorporation;

•	require that any action by written consent of shareowners without a meeting be unanimous;

•	preclude shareowners from amending our by-laws or calling a special meeting of shareowners; and

•	include fair price provisions and other restrictions on certain business combinations.

Common Stock

Holders of our common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.

Each holder of our common stock is entitled to one vote for each share of common stock outstanding in the holder’s name. No holder of common stock is entitled to cumulate votes in voting for directors. Our restated articles of incorporation provide that, unless otherwise determined by our board of directors, no holder of our common stock has any preemptive right to purchase or subscribe for any stock of any class which we may issue or sell.

The Bank of New York is the transfer agent and registrar for our common stock.

Preferred Stock

General.  Our restated articles of incorporation permit us to issue up to 30,000,000 shares of our preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our shareowners. The designations and the relative rights, preferences and limitations of the preferred stock of each series will be fixed by an amendment to our restated articles of incorporation relating to each series adopted by our board, including:

•	the maximum number of shares in the series and the distinctive designation;

•	the terms on which dividends, if any, will be paid;

•	the terms on which the shares may be redeemed, if at all;

•	the terms of any sinking fund for the purchase or redemption of the shares of the series;

•	the amounts payable on shares in the event of liquidation, dissolution or winding up;

•	the terms and conditions, if any, on which the shares of the series shall be convertible into our shares of any other class or series or any other securities of ours or of any other corporation;

•	the restrictions on the issuance of shares of the same series or any other class or series; and

•	the voting rights, if any, of the shares of the series.

Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt.

Series A Junior Participating Preferred Stock

Our restated articles of incorporation authorize us to issue up to 2,000,000 shares designated as “Series A Junior Participating Preferred Stock”. For a description of the Series A Junior Participating Preferred Stock, see “— Shareholder Rights Plan”.

Certain Provisions in our Restated Articles of Incorporation and Amended By-Laws

Our restated articles of incorporation and amended by-laws contain various provisions intended to (1) promote the stability of our shareowner base and (2) render more difficult certain unsolicited or hostile attempts to take us over which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

Pursuant to our restated articles of incorporation, the number of directors is fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes, each class to consist as nearly as possible of one-third of the directors. Our amended by-laws provide that directors elected by shareowners at an annual meeting of shareowners will be elected by a plurality of all votes cast. Under our majority voting policy (which is not part of our by-laws), any nominee for director who is elected but who receives a greater number of “withheld” votes than “for” votes in an uncontested election is required to tender his or her resignation after the certification of the shareowner vote. Our Corporate Governance and Nominating Committee considers the resignation and recommends to our board of directors what action should be taken. Under our majority voting policy, our board of directors is required to take action and publicly disclose the decision and its underlying rationale within 90 days of the shareowner vote. Currently, the terms of office of the three classes of directors expire, respectively, at our annual meetings in 2010, 2011 and 2012. The term of the successors of each such class of directors expires three years from the year of election.

Our restated articles of incorporation contains a fair price provision pursuant to which a business combination (as defined in our restated articles of incorporation) between us or one of our subsidiaries and an interested shareowner (as defined in our restated articles of incorporation) requires approval by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless the business combination is approved by at least two-thirds of the continuing directors (as defined in our restated articles of incorporation) or certain fair price criteria and procedural requirements specified in the fair price provision are met.

Any amendment or repeal of the fair price provision, or the adoption of provisions inconsistent therewith, must be approved by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless the amendment, repeal or adoption were approved by at least two-thirds of the continuing directors.

Our restated articles of incorporation and amended by-laws provide that a special meeting of shareowners may be called only by a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies. Shareowners are not permitted to call, or to require that the board of directors call, a special meeting of shareowners. Moreover, the business permitted to be conducted at any special meeting of shareowners is limited to the business brought before the meeting pursuant to the notice of the meeting given by us. Our amended by-laws establish an advance notice procedure for shareowners to nominate candidates for election as directors or to bring other business before meetings of our shareowners.

Our restated articles of incorporation provide that the affirmative vote of at least 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to amend or repeal the provisions of our articles with respect to the election or removal of directors, the right to call a special shareowners’ meeting, business combinations, or the right to adopt any provision inconsistent with the preceding provisions. In addition, our restated articles of incorporation provide that our board of directors has exclusive authority to make, alter, amend and repeal our by-laws and that our shareowners have no power to do so.

Shareholder Rights Plan

Each outstanding share of our common stock also evidences one preferred share purchase right. Upon the occurrence of certain events described below, each preferred share purchase right will entitle the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, at a price of $100, subject to adjustment. The terms of the preferred share purchase rights are set forth in the rights agreement dated as of July 3, 2000 between us and The Bank of New York (as successor to EquiServe Trust Company, N.A.), as rights agent.

Until the earlier to occur of (1) ten days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our outstanding common stock (an acquiring person) or (2) ten business days, or such later date as may be determined by our board of directors prior to that time as any person or group becomes an acquiring person, following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15% or more of our outstanding common stock, the earlier of those dates being called the rights distribution date, preferred share purchase rights will be attached to our common stock and will be owned by the registered owners of common stock.

Our shareholder rights plan provides that, until the preferred share purchase rights are no longer attached to our common stock, or until the earlier redemption or expiration of the preferred share purchase rights:

•	the preferred share purchase rights will be transferred with and only with common stock;

•	certificates representing our common stock and statements in respect of shares of our common stock registered in book-entry or uncertificated form will contain a notation incorporating the terms of the preferred share purchase rights by reference; and

•	the transfer of any shares of our common stock will also constitute the transfer of the associated preferred share purchase rights.

As soon as practicable following the date the preferred share purchase rights are no longer attached to our common stock, separate certificates evidencing preferred share purchase rights will be mailed to holders of record of common stock as of the close of business on the date the preferred share purchase rights are no longer attached to our common stock and the separate certificates alone will evidence preferred share purchase rights.

Preferred share purchase rights are not exercisable until the rights distribution date. Preferred share purchase rights will expire on July 7, 2010, unless this expiration date is extended or unless preferred share purchase rights are earlier redeemed by us, in each case, as described below.

The purchase price payable, and the number of shares of Series A Junior Participating Preferred Stock or other securities or property issuable, upon exercise of the preferred share purchase rights will be subject to adjustment from time to time to prevent dilution upon the occurrence of the following events:

•	a stock dividend on, or a subdivision, combination or reclassification of, Series A Junior Participating Preferred Stock;

•	the grant to holders of shares of Series A Junior Participating Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Series A Junior Participating Preferred Stock at a price, or securities convertible into shares of Series A Junior Participating Preferred Stock with a conversion price, less than the then current market price of the shares of Series A Junior Participating Preferred Stock; or

•	the distribution to holders of shares of Series A Junior Participating Preferred Stock of evidences of indebtedness or assets excluding regular periodic cash dividends or dividends payable in shares of

Series A Junior Participating Preferred Stock or of subscription rights or warrants, other than those referred to above.

The number of outstanding preferred share purchase rights and the number of one one-hundredths of a share of Series A Junior Participating Preferred Stock issuable upon exercise of each preferred share purchase right are also subject to adjustment in the event of a stock split of common stock or a stock dividend on common stock payable in common stock or subdivisions, consolidations or combinations of common stock occurring, in any of those cases, prior to the date the preferred share purchase rights are no longer attached to the common stock.

We cannot redeem shares of Series A Junior Participating Preferred Stock purchasable upon exercise of preferred share purchase rights. Holders of Series A Junior Participating Preferred Stock are entitled, in preference to holders of common stock, to such dividends as the board of directors may declare out of funds legally available for the purpose.

Each share of Series A Junior Participating Preferred Stock is entitled to a minimum preferential quarterly dividend payment of $1 per share but is entitled to an aggregate dividend of 100 times the dividend declared per share of common stock whenever such dividend is declared. In the event of liquidation, the holders of Series A Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A Junior Participating Preferred Stock will have 100 votes, voting together with common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive 100 times the amount received per share of common stock. These rights will be protected by customary antidilution provisions.

Because of the nature of the Series A Junior Participating Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Series A Junior Participating Preferred Stock purchasable upon exercise of each preferred share purchase right should approximate the value of one share of common stock.

In the event that, at any time after a person has become an acquiring person, we are acquired in a merger or other business combination transaction, any person consolidates with or merges into us and our common stock is changed or exchanged for securities of any other person, or 50% or more of our consolidated assets or earning power are sold, proper provision will be made so that each holder of a preferred share purchase right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a preferred share purchase right, that number of shares of common stock of the acquiring company which at the time of the transaction will have a market value of two times the exercise price of a preferred share purchase right. In the event that any person becomes an acquiring person, proper provision will be made so that each holder of a preferred share purchase right, other than preferred share purchase rights beneficially owned by the acquiring person, which will thereafter be void, will thereafter have the right to receive upon exercise, instead of shares of Series A Junior Participating Preferred Stock, the number of shares of common stock having a market value of two times the exercise price of a preferred share purchase right.

At any time after any person or group of affiliated or associated persons becomes an acquiring person, and prior to the acquisition by the acquiring person of 50% or more of our outstanding shares of common stock, our board of directors may exchange preferred share purchase rights, other than preferred share purchase rights owned by the acquiring person, which will have become void after the person became an acquiring person, for common stock or Series A Junior Participating Preferred Stock, in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of Series A Junior Participating Preferred Stock or of a share of another series of preferred stock having equivalent rights, preferences and privileges, per preferred share purchase right, subject to adjustment.

With certain exceptions, no adjustment in the purchase price payable upon exercise of the preferred share purchase rights will be required until cumulative adjustments require an adjustment of at least 1%. No fractional shares of Series A Junior Participating Preferred Stock will be issued, other than fractions which are integral multiples of one one-hundredth of a share of Series A Junior Participating Preferred Stock, which may, at our election, be evidenced by depository receipts. Instead, an adjustment in cash will be made based on the market price of Series A Junior Participating Preferred Stock on the last trading day prior to the date of exercise.

At any time prior to any person becoming an acquiring person, our board of directors may redeem preferred share purchase rights in whole, but not in part, at a price of $.01 per preferred share purchase right. The redemption of preferred share purchase rights may be made effective at such time, on such basis and with such conditions as our board of directors may determine, in its sole discretion. Immediately upon any redemption of preferred share purchase rights, the right to exercise preferred share purchase rights will terminate and the only right of the holders of preferred share purchase rights will be to receive the redemption price.

The terms of the preferred share purchase rights may be amended by our board of directors without the consent of the holders of preferred share purchase rights, including an amendment to decrease the threshold at which a person becomes an acquiring person from 15% to not less than 10%, except that from and after such time as any person becomes an acquiring person, no such amendment may adversely affect the interests of the holders of preferred share purchase rights.

Until a preferred share purchase right is exercised, the holder thereof, as such, will have no rights as a shareowner of ours, including, without limitation, the right to vote or to receive dividends.

The preferred share purchase rights will have certain anti-takeover effects. The preferred share purchase rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The preferred share purchase rights should not interfere with any merger or business combination approved by our board of directors, since the preferred share purchase rights may either be redeemed by us prior to the time that a person or group has become an acquiring person or otherwise be made inapplicable.

The foregoing summary of the material terms of the preferred share purchase rights is qualified by reference to our shareholder rights plan, a copy of which is on file with the SEC.

Indiana Restrictions on Business Combinations

The Indiana Business Corporation Law contains a statutory antitakeover defense that restricts the ability of a “resident domestic corporation” to engage in any business combination with an “interested shareholder” for five years after the interested shareholder’s date of acquiring shares unless the business combination or the purchase of shares by the interested shareholder on the interested shareholder’s share acquisition date is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if the shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of these provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. These provisions do not apply to a corporation that so elects in its original articles of incorporation or in an amendment to its articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our restated articles of incorporation do not exclude us from these provisions.

DESCRIPTION OF THE WARRANTS

The following summarizes the terms of the debt warrants, common stock warrants and preferred stock warrants we may issue. This description is subject to the detailed provisions of a warrant agreement that we will enter into with a warrant agent we select at the time of issue.

General

We may issue warrants evidenced by warrant certificates under the warrant agreement independently or together with any securities we offer by any prospectus supplement. If we offer warrants, the applicable prospectus supplement will describe the terms of the warrants, including:

•	the price or prices at which warrants will be issued, if any;

•	the principal amount of debt securities or the number of shares of common or preferred stock purchasable upon exercise of one warrant and the initial price at which the principal amount of debt securities or shares, as applicable, may be purchased upon exercise;

•	in the case of debt warrants, the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the warrants;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with the underlying securities;

•	in the case of preferred stock warrants, if applicable, the designation and terms of the preferred stock purchasable upon exercise of the preferred stock warrants;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	the dates on which the right to exercise the warrants begins and expires;

•	if necessary, certain material United States federal income tax consequences;

•	call provisions, if any;

•	whether the warrants represented by the warrant certificates will be issued in registered or bearer form;

•	information with respect to book-entry procedures, if any;

•	the currency or currencies in which the offering price and exercise price are payable;

•	the identity of the warrant agent for the warrants; and

•	if applicable, the antidilution provisions of the warrants.

Rights as Holders of Debt Securities

Debt warrant holders, as such, will not have any of the rights of holders of debt securities, except to the extent that the consent of debt warrant holders may be required for certain modifications of the terms of an indenture or form of the debt security, as the case may be, and the series of debt securities issuable upon exercise of the debt warrants. In addition, debt warrant holders will not be entitled to payments of principal of and interest, if any, on the debt securities.

No Rights as Shareowners

Holders of stock warrants, as such, will not be entitled to vote, to consent, to receive dividends or to receive notice as shareowners with respect to any meeting of shareowners, or to exercise any rights whatsoever as our shareowners.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

•	to or through underwriters or dealers;

•	directly to purchasers or to a single purchaser;

•	through agents; or

•	through a combination of any of these methods.

The applicable prospectus supplement will set forth the terms of the offering of the securities covered by this prospectus, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	any delayed delivery arrangements;

•	the public offering price or purchase price of the securities and the proceeds to us from the sale of the securities and any discounts, commissions or concessions allowed or reallowed or paid to underwriters, dealers or agents; and

•	any securities exchanges on which the securities may be listed.

The offer and sale of the securities described in this prospectus by us, underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

Offerings of our equity securities under this prospectus may also be made into an existing trading market for the securities in transactions at other than a fixed price, either:

•	on or through the facilities of any national securities exchange or quotation service on which the securities may be listed, quoted or traded at the time of sale; or

•	to or through a market maker otherwise than on the exchanges or quotation or trading services.

The at-the-market offerings, if any, will be conducted by underwriters, dealers or agents acting as our principal or agent, who may also be third-party sellers of securities as described above.

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Underwriters, dealers, agents or remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement.

Sales through Underwriters or Dealers

Underwriters or the third parties described above may offer and sell the offered securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities unless otherwise specified in the applicable prospectus supplement in connection with any particular offering of securities.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include short sales, over-allotment and stabilizing transactions and purchases to cover positions created by short sales. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer through this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell the offered securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

We may sell some or all of the securities covered by this prospectus through:

•	purchases by a dealer, as principal, who may then resell those securities to the public for its account at varying prices determined by the dealer at the time of resale;

•	block trades in which a dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction; or

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers.

Direct Sales and Sales through Agents

We may sell the securities directly. Direct sales to investors may be accomplished through subscription offerings or through subscription rights distributed to our shareowners. In connection with subscription offerings or the distribution of subscription rights to shareowners, if all of the underlying offered securities are not subscribed for, we may sell such unsubscribed offered securities to third parties directly and, in addition, whether or not all of the underlying offered securities are subscribed for, we may concurrently offer additional offered securities to third parties directly.

If indicated in an applicable prospectus supplement, we may sell the securities through agents from time to time, which agents may be affiliated with us. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment, unless otherwise specified in the applicable prospectus supplement.

Remarketing Arrangements

Offered securities may also be offered and sold in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Institutional Purchasers

We may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will provide any such arrangement, including the offering price and commissions payable on the solicitations.

Indemnification; Other Relationships

Agents, underwriters and other third parties described above may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed on for us by Chadbourne & Parke LLP, New York, New York, as to New York law, and by Baker & Daniels LLP, Indianapolis, Indiana, as to Indiana law, and if the securities are being distributed in an underwritten offering, the validity of the securities will be passed on for the underwriters by their own counsel, who will be named in the prospectus supplement.

EXPERTS

The financial statements and the related financial statement schedule, incorporated in this prospectus by reference from our Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended September 27, 2009, and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated November 18, 2009 (which reports (1) express an unqualified opinion on the consolidated financial statements and related financial statement schedule and include an explanatory paragraph relating to the company’s change in the measurement date of its defined benefit plan assets and liabilities to coincide with its year end and recognition of the funded status of its defined benefit and other postretirement plans and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.